ABN 25 009 069 005 ANNUAL REPORT 30 June 2010

TABLE OF CONTENTS

TABLE OF CONTENTS

Corporate Directory	1

Directors’ Report	2

Auditors’ Independence Declaration	19

Corporate Governance Statement	20

Consolidated Statement of Comprehensive Income	26

Consolidated Balance Sheet	27

Consolidated Cash Flow Statement	28

Consolidated Statement of Changes in Equity	29

Notes to the Financial Statements	30

Directors’ Declaration	78

Independent Auditor’s Report	79

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE DIRECTORY

CORPORATE DIRECTORY

Directors		Stock Exchange
N.T. MacLachlan (Chairman)		Australian Securities Exchange Limited
T.M. Barr (Managing Director)		Code : SSN
V. Rudenno
K. Skipper		NYSE Amex
Code : SSN
Secretary
D.I. Rakich

Registered Office and Business Address		Australian Company Number
Level 36, Exchange Plaza		009 069 005
2 The Esplanade
Perth, Western Australia 6000		Australian Business Number
Telephone:	(08) 9220 9830	25 009 069 005
Facsimile:	(08) 9220 9820

Email
contact@samsonoilandgas.com.au

Web Site
www.samsonoilandgas.com.au

Share Registry
Security Transfer Registrars Pty Ltd
770 Canning Highway
Applecross,  Western Australia  6953
Telephone:	(08) 9315 2333
Facsimile:	(08) 9315 2233

Bankers
Bank of New Zealand Australia
Utility Bay 13.03
100 St Georges Terrace
Perth,  Western Australia  6000

Bank of the West
633 17th Street
Denver, Colorado, 80202

Macquarie Bank Limited
No 1. Martin Place
Sydney  NSW 2000

Solicitors
Minter Ellison
152 St Georges Terrace
Perth  Western Australia 6000

Davis Graham & Stubbs LLP
1550 Seventeenth Street, Suite 500
Denver, Colorado, 80202

Auditors
PricewaterhouseCoopers
250 St Georges Terrace
Perth WA 6000

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

DIRECTORS’ REPORT

In accordance with a resolution of directors, the directors submit their report with respect to the results of the operations of Samson Oil & Gas Limited (“the Company”) and its controlled entities (“the Consolidated Entity”) for the year ended 30 June 2010 and the state of its affairs at that time.

DIRECTORS

The names and details of the directors of the Company in office during the whole financial year and until the date of this report, unless noted otherwise, are:

Mr Neil Thacker MacLachlan
Chairman
Mr MacLachlan has over 30 years’ investment banking experience in Europe, South East Asia and Australia. He was also a former director of Wardley Holdings and James Capel & Co. Limited, investment banking subsidiaries of The Hong Kong and Shanghai Banking Corporation.  More recently from 1993 until 1997 he was employed by Barrick Gold Corporation as Executive Vice President, Asia. Mr MacLachlan was also an executive director of Ambrian Partners Ltd (2004-2007) the London based investment bank specialising in natural resources.  Mr MacLachlan was appointed a director of the Company on 18 June 1998. Mr MacLachlan was appointed Chairman of the Company effective 19 December 2007.

Mr MacLachlan is also a member of the audit committee.

During the past three years, Mr MacLachlan has also served as a director of the following other listed companies:

•	Kestrel Energy Inc
•	Eurogold Ltd*
•	Cambridge Mineral Resources plc
•	Extract Resources Ltd*
•	Oklo Uranium Ltd*
•	Kalahari Minerals Plc*
•	Brinkley mining plc*
•	Ambrian Capital Plc (formerly Golden Prospect Plc)
*denotes current directorships

Mr Terence Maxwell Barr
Managing Director

Mr Barr is a petroleum geologist with over 30 years’ experience, including 11 years with Santos.  He is credited with the discovery of significant oil and gas reserves during his career.  In recent years, Mr Barr has specialised in tight gas exploration, drilling and completion and is considered an expert in this field. This experience and expertise is invaluable given the exposure the Company has to tight gas opportunities in Wyoming and other parts of United States of America. Mr Barr was appointed managing director of the Company on 25 January 2005.

Mr Barr has not held any other directorships in the past three years.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Dr. Victor Rudenno
Non Executive Director

Dr. Rudenno was appointed as a director of the Company in April 2007. In 1984, Dr. Rudenno transitioned to the investment industry as a mining analyst working for firms such as James Capel, DBSM and Prudential Bache. In 1995, he moved to the corporate side of investment banking and worked for a number of leading firms including Macintosh Corporate, Deutsche Bank, Hartley Poynton and CIBC. In 2002, Dr. Rudenno cofounded Equity Capital Markets Ltd, an investment bank specialising in corporate advice and capital raising which merged with Interfinancial in 2005 and subsequently was acquired by Tolhurst, an ASX listed broker in 2007.  He is currently an Executive Director of Revaluate Pty Limited. He is a Senior Fellow of the Financial Services Institute of Australasia and a Fellow of the Australasian Institute of Mining and Metallurgy. Dr. Rudenno holds a Bachelor of Mining Engineering degree, a Master of Commerce degree and a Doctor of Philosophy for his thesis on Mining Economics. During his earlier academic career, Dr. Rudenno lectured both at the University of New South Wales and part time at University of Sydney, predominantly on mining economics, geostatistics, operations research and thermodynamics. He is the author of the textbook “Mining Valuation Handbook”.

Dr Rudenno is a member of the audit committee.

On 25 August 2010, Dr Rudenno was appointed a non-executive Director of Pilbara Minerals Limited (apublicly listed company.

Dr Rudenno has not held any other directorships in the past three years.

Mr Keith Skipper
Non Executive Director

Mr. Skipper was appointed as director of the Company on 15 September 2008.  Mr. Skipper holds a B.Sc (Hons) degree in Geology from Reading University (United Kingdom) and a Master of Science from McMaster University (Canada).  He commenced his career with Amoco Canada Petroleum Limited in 1970.  Mr. Skipper’s experience includes ten years with Bridge Oil Ltd and several years with Pan Canadian Petroleum Limited (now part of Encana Corporation) and Antrim Energy Inc. in management and senior executive positions. He is a resident of Australia.

Mr Skipper is a member of the audit committee.

During the last three years, Mr. Skipper has been a Director of the following publicly listed companies:
•	Red Sky Energy Limited
•	Rawson Resources Limited*
•	Circumpacific Energy Corporation*

* denotes current directorships

Unless indicated otherwise, all directors held their positions as directors throughout the year and up to the date of this report.

COMPANY SECRETARY

Mr Denis Ivan Rakich F.C.P.A

Mr Rakich is an accountant and Company secretary with extensive corporate experience within the petroleum services, petroleum and mineral production and exploration industries.  Mr Rakich is responsible for the corporate management of Samson Oil & Gas Limited and the maintenance of the Company’s ASX listing.  He is a member of the Australian Society of Accountants and is currently Company Secretary for another public Company in the resources sector.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

DIRECTORS’ SHAREHOLDINGS

At the date of this report, the interests of the directors in shares and share options in the Company are:

	Number of Ordinary Shares	Number of Options over Ordinary Shares
N.T. MacLachlan	13,238,467	1,500,000
T.M. Barr	10,003,994	4,512,960
V. Rudenno	4,236,502	800,00
K. Skipper	736,502	500,000

PRINCIPAL ACTIVITIES

The principal activities during the year of entities within the Consolidated Entity were oil and gas exploration, development and production in the United States of America.  There have been no significant changes in the nature of these activities during the year.

The Company’s focus in the future will continue to be on oil and gas exploration, development and production in the USA. The Company will look to developing existing acreage, whilst continuing to identify potential project acquisitions.

OPERATING AND FINANCIAL REVIEW

Financial Results
The Consolidated Entity made a gross profit of $1,693,552 (2009: $922,733) for the financial year ended 30 June 2010 despite the continued weak commodity prices seen during the year, in particular in relation to natural gas.

The result for the financial year ended 30 June 2010 after provision for income tax was a profit attributable to members of the parent of $817,233 (2009: loss $30,159,175).  Included in the current year result is exploration expenditure expensed of $1,569,456 (2009: $4,861,545).  This has been expensed in line with the Consolidated Entity’s accounting policy to expense all exploration expenditure until such time as it is expected that the future economic benefit will flow from the expenditure.  $794,791 of this expenditure relates to dry hole costs associated with drilling the Ripsaw project in April 2010. Also included in the result for the year is net impairment of $1,143,863 (2009:$21,706,181) relating to the Consolidated Entity’s producing oil and gas properties.  The significant impairment recorded is the prior year is primarily due to the deterioration in the price of natural gas that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties.

The Company has also recognised an income tax benefit of $6,317,000.  This relates to the recognition of net operating losses that are likely to be used to offset the income tax payable is a result  of the sale of a portion of the Company’s Goshen County acreage.

Financial position
The Consolidated Entity’s net assets and net working capital position amount respectively to $25,115,668 (2009: $4,613,116) and net current liabilities of $1,243,512 (2009: net current liabilities of $15,179,658) as at 30 June 2010. The net current liability position is impacted by the classification of the debt facility with Macquarie Bank Limited being recorded as current liability of $11,283,999 (2009:$16,846,207). The Consolidated Entity was in breach of its EBITDA covenant at 30 June 2010. This covenant was designed to protect any reduction in net production cash flow however the breach in this case was caused by failure of the Ripsaw well, as all drilling costs were expensed, however Macquarie Bank Limited has provided a waiver in regard to this breach and the debt facility is in good standing. The facility is recorded as a current liability at 30 June 2010 as it is due for repayment on 31 May 2011.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

In September 2010, the Consolidated Entity completed the sale of approximately 24,000 acres of its acreage held in Goshen County, Wyoming.  The proceeds from this sale, received to date was $69,991,105, a portion of which will be used to repay the debt held with Macquarie Bank Limited, when it falls due in May 2011. A third and final closing is expected to be completed in October 2010 and the final value of this transaction will be known at this point. The carrying value of this asset was nil at 30 June 2010 (nil: 2009).

Impairment Losses
Also included in the loss for the year is net impairment of $1,143,863 (2009:$21,706,181) relating to the Consolidated Entity’s oil and gas properties.  The impairment recorded in the current and prior year is primarily due to the deterioration in the price of natural gas that occurred during the year.  This decrease lead to a decrease in the value of the Consolidated Entity’s reserves, which are used to support the carrying value of oil and gas properties.

Operating Review

Development Activities
Bakken Field, Williams County, North Dakota

Leonard #1-23H
In October 2009, the Leonard #1-23H well in the North Stockyard field in North Dakota underwent secondary fracture stimulation. This operation was successful and resulted in production rates increasing to approximately 204 barrels of oil per day and 300 mcf of gas per day.  The average daily production currently is 81 bopd and 10 Mcfg/d. Cumulative production is 61 Mbo and 74 Mmcfg.

Gene #1-22H
In February 2010, the Gene #1-22H was successfully drilled to a measured total depth of 17,060 feet, including 5,500 feet of horizontal section drilled within the Middle Bakken Formation. The well underwent fracture stimulation and had an initial production rate of 2,936 barrels of oil equivalent per day (“boepd”). The average daily production rate currently is 350 bopd and 525 Mcfg/d.
Cumulative production is 40 Mbo and 50 Mmcfg.

Gary #1-24H
In May 2010, the Company drilled its third Bakken well, the Gary #1-24H.  This well was successfully fracced in September 2010 and has commenced production.

Rodney #1-14H
In July 2010, the Company successfully drilled its forth Bakken well, the Rodney #1-14H.  This well is also awaiting fracture stimulation.

Earl #1 - 13H
This well commenced drilling on 29 September 2010 and is expected to take 17 days to drill.

Exploration Activities

Ripsaw prospect, Grimes County, Texas
In April 2010, the Company drilled its Ripsaw #1 well. This well was targeting a Yegua Formation channel identified seismically. The well was abandoned after the targeted seismic amplitude was caused by hyrdro-carbon-stained lignitic shales and not the anticipated gas-filled channel sandstone.  The dry hole costs associated with this well were $794,791 and have been included in exploration and evaluation expenditure in the profit and loss.

Niobrara formation, Goshen County, Wyoming
In June 2010, the Company agreed to sell a portion of its acreage in Goshen County, Wyoming to an Chesapeake Energy Corporation for $3,275 per acre.   This sale was completed in September 2010 with Samson receiving net proceeds of $69,991,105 to the date of this report.  A third and final closing is expected in October 2010 and the final value of this transaction will be known at this point.   The financial impact of this sale has not been included in the financial results of the year ended 30 June 2010 as the conditions precedent to the sale were not met until after year end.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Production Activities
During the year the Consolidated Entity produced approximately 30,719 (2009: 24,608) barrels of oil and 668,848 (2009: 684,160) cubic feet of gas.

Corporate

Renounceable Rights Issue
On 2 September 2009, the Company announced a rights offering to all Samson shareholders whereby the Company offered shareholders the right to purchase 6 new Samson shares for every one they held on record date, being 16 September 2009 for A$ 1.2 cents each. For each 10 new shares that were subscribed for, the shareholder was also granted 1 new option.  The option has an exercise price of A$ 1.5 cents and an expiry date of 31 December 2012.  This offer was also made available to shareholders holding American Depositary Shares (“ADS”) traded on NYSE AMEX, in the United States, on the same terms and conditions.  This offer closed in October 2009 and the Company issued 920,171,519 ordinary shares to raise US$9,974,639 pre-costs.

The Company used $4,879,820 of the funds raised to repay $4,473,573 in debt outstanding to Macquarie Bank Limited and $406,247 to close out hedge positions, also held with Macquarie Bank Limited.

Share Purchase Plan
On 30 June 2010, the Company closed its Share Purchase Plan, announced on 3 May 2010. Each shareholder was entitled to purchase up to 441,160 ordinary shares in the Company at a purchase price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 American Depositary Shares (equivalent to 20 ordinary shares) at a purchase price of US$ 57.7 cents per ADS (including the ADS issuance fee of one penny).  In association with this offer, the Company issued 205,189,880 ordinary shares to raise US$5,817,133 pre costs.

Other Placements
In January 2010 the Company placed 124,999,995 ordinary shares at A$ 1.2 cents/ US$ 1.09 cents to raise US$ 1,367,099.

In May 2010 the Company placed 123,529,412 ordinary shares at A$ 3.4 cents/US$ 2.80 cents to raise US$ 3,502,508.

Reserves
The Company has determined its hydrocarbon reserves (as defined in the ASX listing rules) at an effective date of 1 July 2010 to be as follows:

	Oil bbls	Gas MMcf	MMcfe	NPV10* US$’000’s
Proved	465.6	10,445.0	13,238.6	24,812
Probable	4.9	494.0	523.4	1,443
Total	470.5	10,939	13,762.0	26,255
*NPV10 – this is the Net Present Value of the future cash flows, discounted at 10%.

2009 Reserves
	Oil bbls	Gas MMcf	MMcfe	NPV10* US$’000’s
Proved	262.5	9,956.9	11,531.9	24,887.8
Probable	25.5	1,878.3	2,031.3	3,103.5
Total	288.0	11,835.2	13,563.2	27,991.3
*NPV10 – this is the Net Present Value of the future cash flows, discounted at 10%.

The increase in the proved oil reserves is as a result of the successful drilling in the Company’s North Stockyard field in North Dakota. Whilst the projected oil price has increased from the prior year, the gas price, in particular that of the Colorado Interstate Gas price point has decreased from the prior year, which has contributed to the decrease in the reserves from 30 June 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

The estimate has used the NYMEX forward curve as at 30 June 2010 less an appropriate differential to take into account the difference between the NYMEX pricing and the price received by the Company at its various sales points.

DIVIDENDS
No dividend was paid or recommended for payment during the year (2009: Nil).

SHARE OPTIONS
As at the date of this report, there were 347,940,277 (2009: 29,095,765) unissued ordinary shares under option.

10,250,000 options were issued on 24 December 2004 to employees and other parties.  These options had an exercise price of 25 cents and expired on 31 December 2009.  33,312 options were converted to ordinary fully paid shares during the year ended 30 June 2007.  The remaining options expired, unexercised, on 31 December 2009.

5,500,000 options were granted on 22 May 2006 to directors.  These options have an exercise price of 45 cents and expire on 31 May 2011.

3,000,000 options were granted on 7 June 2006 to employees and other parties.  These options have an exercise price of 45 cents and expire on 31 May 2011. 2,000,000 of these options with an exercise price of 45 cents were issued to an executive who left the Company’s employment. These options expired on 3 November 2007, unexercised.

3,000,000 options were granted on 6 November 2006 pursuant to a private offer to minority interest holders of Kestrel Energy Inc.  These options had an expiry date of 31 October 2009 and an exercise price of 42 cents per share.  These options expired, unexercised, on 31 October 2009.

4,000,000 options were granted on 11 October 2007 to key management personnel.  These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

2,000,000 options were granted on 12 May 2008 to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vested following twelve months of service by the employee on 1 April 2009, and the remainder vested on 1 April 2010, following 24 months of employment service.

3,379,077 options were granted on 10 October 2007 to participants of a capital raising, completed at the same time.  These options have an exercise price of 30 cents per share, an expiry date of 10 October 2012 and vested immediately.

344,431,144 options were granted on 6 November 2009, in conjunction with the rights offering completed at that time.  An additional 12,500,007 options with the same terms and conditions were issued in January 2010. The options have an exercise price of 1.2 cents per share, an expiry date of 31 December 2012 and vested immediately.  24,869,951 of these options have been exercised to the date of this report.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.

Shares issued as a result of the exercise of options
24,869,951 options have been exercised from 1 July 2009 to the date of this report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Remuneration Report
The remuneration report is set out under the following headings:

A	Principles used to determine the nature and amount of remuneration
B	Details of remuneration
C	Service agreements
D	Company performance

The information provided in this remuneration report has been audited as required by section 308 (3C) of the Corporations Act 2001.

A           Principles used to determine the nature and amount of remuneration
The objective of the Consolidated Entity’s executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The performance of the Company depends upon the quality of its directors and executives.  To be successful and maximise shareholder wealth, the Company must attract, motivate and retain highly skilled directors and executives.

Remuneration packages applicable to the executive directors, senior executives and non-executive directors are established with due regard to:

•	Performance against set goals
•	Ability to attract and retain qualified and experienced directors and senior executives.

Due to the size and nature of the Company’s operations, the directors do not believe the establishment of a remuneration committee is warranted.  The Board of Directors is responsible for determining and reviewing compensation arrangements for directors and executives.  The Board assesses the appropriateness of the nature and amount of remuneration of directors and executives on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Non-executive directors
Fees and payments to non-executive directors reflect the demands which are made on, and the responsibilities of, the directors.  Non-executive directors’ fees and payments are reviewed annually by the board.  The Chair’s fees are determined independently of the other non-executive directors.  The Chair is not present at any discussions relating to determination of his own remuneration.

The ASX Listing Rules specify that the aggregate remuneration of non-executive directors shall be determined from time to time by a general meeting.  An amount not exceeding the amount determined is then divided between directors as agreed.  The latest determination was at the Annual General Meeting held on 19 November 2008 when shareholders approved an aggregate remuneration of A$250,000 per annum.  The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst directors is reviewed annually.

Non-executive directors are encouraged by the Board to hold shares in the Company (purchased by directors on market).  It is considered good governance for directors to have a stake in the Company on whose Board they sit.

Remuneration Incentives
The Company does not have a policy in place limiting the Directors exposure to risk in relation to the Company’s options.

The remuneration of non-executive directors for the period ending 30 June 2010 and 2009 is detailed in Table 1 and Table 2.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Executive Pay
The Company aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:

•	Align the interests of executives with those of shareholders;
•	Link reward with strategic goals and performance of the Company; and
•	Ensure total remuneration is competitive by market standards.

Base pay for executives is reviewed on the contract renewal date to ensure the base pay is set to reflect the market for a comparable role.  There are no guaranteed base pay increases included in any executives’ contracts.

Remuneration consists of fixed remuneration and remuneration incentives in the form of options issued in the Company.

The level of fixed remuneration is reviewed annually by the Board having due regard to performance against goals set for the year and relevant comparative information.  The Board has access to external advice independent of management if required.

Remuneration Incentives
Director’s remuneration is not linked to either long term or short term incentives.  The Board feels that the expiry date and exercise price of the options issued to the directors in the current and prior years are sufficient to align the goals of the directors and executives with those of the shareholders to maximise shareholder wealth.  There are no performance criteria or service conditions attached to options issued to directors.

During the prior year, the Board agreed that vesting conditions should be included in relation to the options issued to new executives.  Previously, similar to the Directors incentives detailed above, no conditions were placed on options issued to executives.

The Company does not have a policy in place relating to the executives limiting their exposure to risk in relation to the Company’s equity instruments.

A bonus is provided for in the contracts of the Vice President - Engineering and Vice President – Exploration.  The bonus payable is between $35,000 and $50,000 per year per executive.  These bonuses are payable at the discretion of the Chief Executive Officer and are based on a number of factors including share price performance of the Company’s shares, exploration and drilling success and the reserve base of the Company and are paid annually following at least six months service by the executive. There are no prescribed qualitative or quantitative measures for these bonuses.

No bonuses were paid by the Company for the year ended 30 June 2010 or 30 June 2009.

B           Details of Remuneration
Amounts of remuneration
Details of remuneration of the directors and executives of the Company and Consolidated Entity in accordance with the requirements of the Corporations Act 2001 and its Regulations are set out in the following tables.

For the purposes of this report, Key management Personnel (KMP) of the Consolidated Entity are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Consolidated Entity, directly or indirectly, including any director (whether executive or otherwise) of the Parent Company, and includes the four executives in the Parent and Consolidated Entity receiving the highest remuneration.

For the purposes of this report, the term “executive” encompasses the Company Secretary, Chief Financial Officer and Vice President - Exploration.  There are no further employees employed by either the Company or its subsidiaries who meet the definition of executive, therefore only the three executives detailed above are included in this report. These four employees constitute the Top 5 highest paid executives for the purposes of this report.  During the year and as at the date of this report, unless stated otherwise, the key management personnel were:

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Neil MacLachlan	Chairman
Terry Barr	Managing Director
Victor Rudenno	Non-executive Director
Keith Skipper	Non-executive Director (appointed effective 10 September 2008)

Denis Rakich	Company Secretary
Robyn Lamont	Chief Financial Officer
Robert Gardner	Vice President – Engineering (resigned effective 10 July 2009, and is not considered an executive for the year ended 30 June 2010)
David Ninke	Vice President - Exploration

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Table 1: Key Management Personnel compensation for the year ended 30 June 2010

	Short Term				Share-based Payments
	Salary & Fees	Bonus	Non- monetary Benefits	Post Employment Superannuation	Options	Ordinary Shares	Total	Total Performance Related
	$	$	$	$	$		$	%
Directors
T.Barr	212,644	-	-	10,966	-	38,735	262,345	0%

N. MacLachlan	68,371	-	-	-	-	6,015	74,386	0%

K. Skipper	25,089	-	-	2,259	2,755	4,010	34,113	8.07%

V. Rudenno	27,348	-	-	-	2,755	4,010	34,113	8.07%

Executives
D. Rakich	84,541	-	-	6,837	-	10,025	101,403	0%

R. Lamont	134,728	-	6,307	10,419	-	17,351	168,805	0%

D. Ninke*	168,860	-	3,873	12,818	14,218	16,634	216,403	7.69%

Total	721,581	-	10,180	43,299	19,728	96,780	891,568

*These options were issued during the year ended 30 June 2008, however a portion vested during the current year, therefore the expense has been recognised in line with the vesting of these options.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
30 June 2010

Table 2: Key Management Personnel compensation for the years ended 30 June 2009

	Short Term
	Salary & Fees	Bonus	Non- monetary Benefits	Post Employment Superannuation	Share-based Payments Options **	Total	Total Performance Related
	$	$	$	$	$	$	%
Directors
T.Barr	244,193	-	-	12,570	-	256,763	0%

N. MacLachlan	64,832	-	-	-	-	64,832	0%

K. Skipper	22,476	-	-	-	-	22,476	0%

V. Rudenno	33,129	-	-	-	-	33,129	0%

D. Cairns (i)	4,630	-	-	-	-	4,630	0%

Executives
D. Rakich	78,645	-	-	7,864	-	86,509	0%

R. Lamont	171,786	-	1,836	12,883	-	186,505	0%

R. Gardner (ii)	208,146	-	3,785	13,661	-	225,592	0%

D. Ninke	191,344	-	1,830	10,480	33,962	237,616	14.29%

Total	1,019,181	-	7,451	57,458	33,962	1,118,052

i)	Mr Cairns resigned effective 10 September 2008
ii)	Mr Gardner resigned effective 10 July 2009

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
for the year ended 30 June 2010

** These options were issued during the year ended 30 June 2008, however a portion vested during the current year, therefore the expense has been recognised in line with the vesting of these options.

Table 3 Compensation options: Granted and vested during the year (Consolidated) – in Australian Dollars

Name	Grant Number	Grant Date	Fair value per option at grant date (cents)	Exercise price per option $	Expiry date	First Exercise Date	Last exercise date	Vested No.*	Vested %
Directors
T. Barr	-	-	-	-	-	-	-	-	-
N. MacLachlan	-	-	-	-	-	-	-	-	-
V. Rudenno	500,000	18 Nov 2009	0.006	0.20	30 Nov 2013	19 Nov 2009	30 Nov 2013	500,000	100
K. Skipper	500,000	18 Nov 2009	0.006	0.20	30 Nov 2013	19 Nov 2009	30 Nov 2013	500,000	100

Executives
D. Rakich	-	-	-	-	-	-	-	-	-
R. Lamont	-	-	-	-	-	-	-	-	-
D. Ninke*	-	-	-	0.25	-	-	-	800,000	40
Total	1,000,000	-	-	-			-	1,800,000	-

* 600,000 options vested at grant date, 600,000 options vested following the completion of twelve months employment by Mr Ninke on 1 April 2009.  The remaining 800,000 options vested following the completion of twenty four months employment by Mr Ninke on 1 April 2010.

Table 4 Compensation options: Granted and vested during the prior year (Consolidated)
Name	Grant Number	Grant Date	Fair value per option at grant date (A$ - cents)	Exercise price per option A$ –cents	Expiry date	First Exercise Date	Last exercise date	Vested No.*	Vested %
Directors
T. Barr	-	-	-	-	-	-	-	-	-
M. Burne	-	-	-	-	-	-	-	-	-
N. MacLachlan	-	-	-	-	-	-	-	-	-
D. Cairns	-	-	-	-	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-	-	-	-	-
R. Lamont	-	-	-	-	-	-	-	-	-
R. Gardner	-	-	-	-	-	-	-	-	-
D. Ninke*	-	-	-	0.25	-	-	-	600,000	30
Total	-	-	-	-			-	600,000	-

No remuneration options were exercised during the year ended 30 June 2010 and up to the date of this report.

No options were granted as remuneration during the year ended 30 June 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
for the year ended 30 June 2010

C           Service Agreements
It is the Board’s policy that employment contracts are only entered into with the managing director and senior executives.   As such contracts have been entered into for Mr. Barr, Mr. Gardner, Mr. Ninke and Ms Lamont.  Details of these contracts are included below.

Mr. Barr – Chief Executive Officer
Effective 1 January 2010, the Company entered into an Employment Agreement with Mr Barr to serves as the Company’s Chief Executive Officer.  The agreement has an initial one year term, however this may be extended.  The contact allows for an annual base salary of $250,000, with a bonus of $50,000 payable if certain goals are meet at 30 November 2010.  The contract can be terminated, with no termination benefits if certain production goals have not been met.  Should the contract be terminated with no cause, Mr Barr is entitled to a termination payment of 90 days of the base salary.

Mr. Ninke – Vice President Exploration
Effective 1 April 2008 the Company entered into an Employment Agreement with Mr Ninke to serve as Vice President - Exploration for the Company. The agreement has an initial term of three years and allows for an annual base salary of $200,000. A bonus of between $35,000 and $50,000 per annum is payable at the CEO’s discretion. During the year ended 30 June 2010, a bonus of nil (2009: nil) was paid to Mr. Ninke. Additionally Mr. Ninke is entitled to receive an overriding royalty interest equal to 1% of oil, gas and related hydrocarbons produced or marketed by the Consolidated Entity during the term of the agreement primarily on the basis of Mr. Ninke's recommendation or identification, and an overriding royalty interest of 0.1% on oil, gas and related hydrocarbons produced or marketed by the Consolidated Entity during the term of the agreement in which Mr. Ninke was, in the judgment of management, actively involved in recommending or identifying. To date no money has been paid or is payable in relation to this clause. The Agreement provides that Mr. Ninke shall be granted a five year option to purchase 2,000,000 Ordinary Shares at a price of A$0.25 per share. 600,000 options vested at grant date, 600,000 vested after twelve months of service on 1 April 2009 and the remaining 800,000 vested after twenty four months of service on 1 April 2010. Mr. Ninke is also entitled to be reimbursed for the cost of owning and operating a motor vehicle (to a maximum initial purchase price of $25,000). This contract can be terminated by the Company by giving Mr Ninke 90 days notice.  Should the Company fail to give Mr Ninke 90 days notice, the Company is required to pay Mr Ninke a termination payment equivalent to the difference between the number of days notice given and 90 days of base salary.

Ms Lamont – Chief Financial Officer
Effective 1 July 2007, the Company entered into an employment contract with Ms Lamont to serve as the Chief Financial Officer for the Company.  The agreement has an initial term of two years and allows for an annual base salary of $130,000.  In the event of a Change of Control (as defined in the agreement), Ms Lamont is entitled to receive a lump sum payment equal to the greater of (i) one half of the base salary or (ii) the annual base salary prorated over the remainder of the contract term.  Ms Lamont is also entitled to be reimbursed for the cost of owning and operating a motor vehicle.  Effective 1 July 2008, the Company increased Ms Lamont’s annual base salary to $180,000. On 1 July 2009, in accordance with the terms and conditions of her contract, the Company extended the employment contract with Ms Lamont for a further two years.

Effective 1 May 2009, the Directors approved a cut in total remuneration of 30% for all directors and executives. These cuts remained in place for twelve months, with the remuneration levels returned to contracted levels effective 1 June 2010.

D           Company Performance
The Company’s performance is reflected in the movement in the Company’s earnings/(loss) per share (EPS) over time.  The graph below shows Samson Oil & Gas Limited’s basic EPS history for the past five years, including the current period.

EPS for the years ended 30 June 2010, 2009, 2008, 2007 and 2006 has been measured based on the net loss as calculated by the application of Australian Accounting Standards.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
for the year ended 30 June 2010

CORPORATE STRUCTURE

Samson Oil & Gas Limited is a Company limited by shares that is incorporated and domiciled in Australia.

EMPLOYEES

The Consolidated Entity employed 7 employees at 30 June 2010 (2009: 7 employees).

LIKELY DEVELOPMENTS AND EXPECTED RESULTS

The likely developments of the Consolidated Entity during the next financial year involve the ongoing principal activities of oil and gas exploration, development and production in the United States of America.

The Consolidated Entity plans to pursue three objectives.
1)	The appraisal and development of the retained acreage in the Hawks Springs Project,
2)	The completion of the development of the North Stockyard Bakken Formation project and
3)	Exploration of the Company’s interest in the Gulf Coast onshore region.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Other than the changes mentioned above in the operating review  or below in significant events after balance date that have occurred during the year, there has not been any matter or circumstance that has occurred during the year or  that has arisen since the end of the financial year that has significantly affected, or may significantly affect:

•	the operations;
•	the results of those operations;
•	or the state of affairs of the Consolidated Entity in subsequent financial years.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT
for the year ended 30 June 2010

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

The Consolidated Entity has various permits and licenses to operate in different states within the United States of America.

There have been no significant known breaches of the Consolidated Entity’s licence or permit conditions during the year ended 30 June 2010.

DIRECTORS’ MEETINGS

The numbers of meetings of the Company’s board of directors and of the audit committee held during the year ended 30 June 2010, and the numbers of meetings attended by each director were:

	Full meetings of Directors		Audit Committee Meetings
	No. of Meetings held while in office	Meetings attended	No. of Meetings held while in office	Meetings attended
T.M. Barr	26	25	***	***
N.T. MacLachlan	26	26	3	3
K. Skipper	26	26	3	3
V. Rudenno	26	26	3	3
*** Not a member of the audit committee

INDEMNIFICATION AND INSURANCE OF DIRECTORS

During the financial year, the Consolidated Entity incurred a premium of $65,000 (2009: $23,503) to insure directors and officers of the Consolidated Entity.

The liabilities insured include costs and expenses that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of the Consolidated Entity, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.  This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of any information to gain advantage for themselves or someone else or to cause detriment to the Company.  It is not possible to apportion the premium between amounts relating to insurance against legal costs and those relating to other liabilities.

CORPORATE GOVERNANCE

The directors of Samson Oil & Gas Limited aspire to maintain the standards of corporate governance appropriate to the size of the Company. The Company’s corporate governance statement is contained within the next section of this report.

AUDIT COMMITTEE

The members of the audit committee are Dr Victor Rudenno, Mr Neil MacLachlan and Mr Keith Skipper.

See detail under Directors Meetings for details of audit committee meetings attended by the Directors.

SIGNIFICANT EVENTS AFTER THE BALANCE DATE

Completion of Share Purchase Plan
On 30 June 2010, the Company closed its Share Purchase Plan, announced on 3 May 2010. Each shareholder was entitled to purchase up to 441,160 ordinary shares in the Company at a purchase price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 American Depositary Shares (equivalent to 20 ordinary shares) at a purchase price of US$ 57.7 cents per ADS (including the ADS issuance fee of one US cent).  In association with this offer, the Company issued 205,189,880 ordinary shares to raise US$5,817,133 pre costs.  These shares were issued in July 2010.  The financial impact of the capital raising has been included in the 30 June 2010 financial results.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT for the year ended 30 June 2010

Niobrara formation, Goshen County, Wyoming
In June 2010, the Company agreed to sell a portion of its acreage in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.   This sale was partially completed in September 2010 with Samson receiving net proceeds of $69,991,105. A third and final closing is expected to occur in October 2010 and the final value of the transaction will be settled at this point.   The financial impact of this sale has not been included in the financial results of the year ended 30 June 2010 as the conditions precedent to the sale were not meet until after year end.  The carrying value of this asset was nil at 30 June 2010 (2009: nil).

Drilling activities

Gary #1-24H
In May 2010, the Company drilled its third Bakken well, the Gary #1-24H.  This well was successfully fracced in September 2010 and has commenced production.

Rodney #1-14H
In July 2010, the Company successfully drilled its forth Bakken well, the Rodney #1-14H.  This well is awaiting fracture stimulation.

Earl #1-13H
This well commenced drilling on 29 September 2010 and is expected to take 17 days to drill.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Company or the Consolidated Entity, the results of those operations or the state of affairs of the Company or the Consolidated Entity in the subsequent financial years.

NON-AUDIT SERVICES

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company are important.

The directors when considering the auditor for non audit services, will ensure that they are satisfied the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act.  The nature and scope of each type of non-audit service provided did not compromise auditor independence.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of non-audit services in compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor
•	none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants

For the year ended 30 June 2010, PricewaterhouseCoopers received or were due to receive the following amounts for the provision of non-audit services:

Advisory services                            $33,930 (2009: $nil)

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’ REPORT for the year ended 30 June 2010

AUDITOR INDEPENDENCE

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 19.

Signed in accordance with a resolution of the Board of Directors.

Terence M. Barr
Director

Denver, Colorado
30 September 2010

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

AUDITORS INDEPENDENCE DECLARATION
for the year ended 30 June 2010

AUDITORS INDEPENDENCE DECLARATION

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999

Auditor's Independence Declaration

As lead auditor for the audit of Samson Oil & Gas Limited for the year ended 30 June 2010, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Samson Oil & Gas Limited and the entity it controlled during the year.

Pierre Dreyer
Partner
PricewaterhouseCoopers

Perth
30 September 2010

Liability limited by a scheme approved under Professional Standards Legislation

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

CORPORATE GOVERNANCE STANDARD

Samson Oil & Gas Limited (“the Company”) and the board are committed to achieving and demonstrating the highest standards of Corporate Governance.  The Board continues to review the framework and practices to ensure they meet the interests of shareholders. The Company and its controlled entity together are referred to as the Consolidated Entity in this statement.

A description of the Consolidated Entity’s main corporate governance practice is set out below.  All these practices, unless stated otherwise, were in place for the entire year. They comply with the August 2007 ASX Principles of Good Corporate Governance and Best Practice Recommendations.

Principle 1 – Lay solid foundations for management and oversight.

The relationship between the board and senior management is critical to the Consolidated Entity’s long term success. The directors are responsible to the shareholders for the performance of the Consolidated Entity in both the short and longer term and seek to balance often competing objectives in the best interests of the Consolidated Entity as a whole. Their focus is to enhance the interests of the shareholders and other key stakeholders and to ensure the Consolidated Entity is properly managed.

The responsibilities of the Board include:

•	contributing to developing and approving the corporate strategy;
•	reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
•	overseeing and monitoring
•	organisational performance and the achievement of the Consolidated Entity’s strategic goals and objectives
•	compliance with Company’s code of conduct
•	progress of major capital expenditures and other significant corporate projects including acquisitions and divestitures
•	ensuring there are effective management processes in place and approving major corporate initiatives
•	overseeing the operation of the Company’s system for compliance and risk management
•	monitoring financial performance including the approval of the annual and half year financial reports and liaison with the Company’s auditors
•	appointment, performance assessment and, if necessary, removal of the Managing Director
•	ensuring appropriate resources are available to senior management.

Day to day management of the Company’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the Board to the Managing Director and senior executives.

Principle 2 – Structure the Board to add value

The board operates in accordance with the broad principles set out in its charter.  The charter details the board’s composition and responsibilities.

Board composition
The charter states:

•
the board is to be comprised of both executive and non-executive directors with a majority of non-executive directors.  Non-executive directors bring a fresh perspective to the board’s consideration to strategic, risk and performance matters

•
in recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair must be independent of management and all directors are required to exercise independent judgement and review and constructively challenge the performance of management

•	the Chair is elected by the full board and is required to meet regularly with the Managing Director
•	the Company is to maintain a mix of directors on the board from different backgrounds with complementary skills and experience.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

The board seeks to ensure that:

•	at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the Consolidated Entity and directors with an external or fresh perspective
•	the size of the board is conducive to effective discussion and efficient decision-making.

Directors’ Independence
The board has adopted specific principles in relation to directors’ independence.  These state that when determining independence, a director must be a non-executive and the board should consider whether the director:

•	is a substantial shareholder of the Company or an officer or, or otherwise associated directly with, a substantial shareholder of the Company
•	is or has been employed in an executive capacity by the Company or any other Consolidated Entity member within three years before commencing to serve on the board
•
within the last year has been a principal of a material professional adviser or material consultant to the Company or any other Consolidated Entity member, or an employee materially associated with the service provided

•	is a material supplier or customer of the Company or any other Consolidated Entity member, or an officer or otherwise associated directly or indirectly with a material supplier or customer
•	has a material contractual relationship with the Company or a controlled entity other than as director of the Consolidated Entity
•	is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

“Materiality” for these purposes is determined on a qualitative basis.   A transaction of any amount or a relationship is deemed material if knowledge of it may impact the shareholders’ understanding of the director’s performance.

Recent thinking on corporate governance has introduced the view that a director’s independence may be perceived to be impacted by lengthy service on the board.  To avoid any potential concerns, the board has determined that a director will not be deemed independent if he or she has served on the board of the Company for more than ten years.  The board continues to monitor developments on this issue.

The board assess independence each year.  To enable this process, the directors must provide all information to the Chief Financial Officer that may be relevant to the assessment.

Board members
Details of the members of the board, their experience, expertise, qualifications, term or office and their independent status are set out in the directors report under the heading “Directors”.  At the date of signing the directors’ report, there is one executive director and three non-executive directors, all of whom are deemed to be independent.

Term of office
The Company’s Constitution specifies that all non-executive directors appointed during the year, automatically retire at the next annual general meeting (“AGM”) and are eligible for re-election at that general meeting.  Any director that has been appointed during the year and is subject to automatic retirement at the AGM is not taken into account in the automatic retirement of one third of the directors as detail below.

At each annual general meeting:

(a)	one third (or if that is not a whole number, the whole number nearest to one third) of the Directors who are not:

(i)	appointed, and required to retire, as detailed above; or
(ii)	the Managing Director; or
(iii)	Directors only because they are Alternates; and

(b)	any Director who would, if that Director remained in office until the next annual general meeting, have held that office for more than 3 years must retire from office and is eligible for re-election.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

Chair and Chief Executive Officer
The Chair is responsible for leading the board, ensuring directors are properly briefed in all matters relevant to their role and responsibilities, facilitating board discussions and managing the board’s relationship with the Company’s senior executives.  In accepting the position, the Chair has acknowledged that it will require a significant time commitment and has confirmed that other positions would not hinder his effective performance in the role of Chair.

The CEO is responsible for implementing the Consolidated Entity’s strategies and policies. The board charter specifies that these are separate roles to be undertaken by separate people.  The CEO role is performed by the Managing Director.

Commitment
The board held 22 meetings (including those held by circulating resolution) during the year.  The number of meetings of the Company’s board of directors and of each board committee held during the year ended 30 June 2010, and the number of meetings attended by each director is disclosed on page 16.

It is the Company’s practice to allow its executive directors to accept appointments outside the Company with prior written approval of the board.  No appointments of this nature were requested during the year.

Prior to appointment or being submitted for re-election, each non-executive director is required to specifically acknowledge that they will have and continue to have the time available to discharge their responsibilities to the Company.

Independent professional advice
Directors and board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company’s expense.  Prior written approval of the Chair is required, but this will not be unreasonably withheld.

Performance assessment
In order to ensure that the board continues to discharge its responsibilities in an appropriate manner, the performance of all directors is reviewed annually by the Chair.  Directors whose performance is unsatisfactory are asked to retire.  The board has not formally documented the results of performance evaluations to date.

Board committees
The board has established an audit committee to assist in the execution of this function of the board.

Audit Committee

The audit committee consists entirely of independent directors, including Mr. MacLachlan, Mr. Skipper and Dr. Rudenno. The audit committee operates in accordance with a formal written charter, a copy of which is available on the Company’s website.  This committee oversees, reviews and acts on reports to the board on various auditing and accounting matters, selects the independent auditors and oversees the scope of annual audits, fees to be paid to the independent auditors, the performance of the independent auditors and our accounting practices.  In addition, the audit committee oversees the Company’s compliance programs relating to legal and regulatory requirements.

It is the board’s responsibility to ensure that an effective internal control framework exists within the entity.  This includes internal controls to deal with both the effectiveness and efficiency of significant business processes.  This also includes the safeguarding of assets, the maintenance of proper accounting records, and the reliability of financial information.

Nomination Committee

The Company does not have a formally appointed nomination committee, as the directors believe the size of the Company’s operations does not warrant the establishment of such a committee.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

Principle 3 – Promote ethical and responsible decision making

Code of Conduct
The Company has developed a Code of Conduct (“the Code”) which has been fully endorsed by the board and applies to all directors and employees.  The Code is regularly reviewed and updated as necessary to ensure it reflects the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the Consolidated Entity’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders.

In summary, the Code requires that at all times all Company personnel act with the utmost integrity, objectivity and in compliance with the letter and the spirit of the law and Company policies.

The purchase and sale of Company securities by directors and employees is only permitted during non-black out periods.  Black out periods are defined in the Company’s Insider Trading Policy.  Any transactions undertaken must be notified to the CEO or CFO prior to being entered into.

The Code and the Company’s trading policy is discussed with each new employee.  Further training is periodically provided and all employees are asked to sign an annual declaration confirming their compliance with the Code and trading policy.

The Code requires employees who are aware of unethical practices with the Consolidated Entity or breaches of the Company’s trading policy to report these using the Company’s whistleblower program.

The directors are satisfied that the Consolidated Entity has complied with its policies on ethical standards, including trading in securities.

A copy of the Code and the Insider Trading Policy are available on the Company’s website.

Principle 4 – Safeguard integrity in financial reporting

Audit committee

The audit committee consists of the following non-executive directors:

N. MacLachlan
K. Skipper
V. Rudenno

Details of these directors’ qualifications and attendance at audit committee meetings are set out in the directors report on pages 2 and 16.

All members of the audit committee are financially literate and have an appropriate understanding of the oil and gas industry.  Dr Rudenno and Mr MacLachlan are both deemed to be financial experts.

The audit committee operates in accordance with a charter which is available on the Company’s website.  The main responsibilities of the committee are to:

•	review, assess and approve the annual report, Form 20F, the half-year financial report and all other financial information published by the Company or released to the market
•	assist the board in reviewing the effectiveness of the organisation’s internal control environment covering:
•	effectiveness and efficiency of operations
•	reliability of financial reporting
•	compliance with applicable laws and regulations
•	oversee the effective operation of the risk management framework
•	recommend to the board the appointment, removal and remuneration of the external auditors and review the terms of their engagement, the scope and quality of the audit and assess performance
•	consider the independence and competence of the external auditor on an on-going basis
•	review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

•	review and monitor related party transactions and assess their propriety
•	report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

•	receives regular reports from management and the external auditors
•	meets with external auditors at least twice a year, or more frequently if necessary
•	reviews the processes the CEO and CFO have in place to support their certifications to the board
•	reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved
•	is given the opportunity to meet with external auditors without the presence of management if required
•	provides the external auditors with a clear line of communication at any time to the either the audit committee or the Chair of the board.

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

External auditors

The Company’s and audit committee’s policy is to appoint external auditors who clearly demonstrate quality and independence.  The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs.  The external audit was put to tender in the prior year with PricewaterhouseCoopers being appointed external auditors in October 2008.  It is PricewaterhouseCoopers policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the directors’ report and in note 25 to the financial statements.  It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 5 and 6 – Make timely and balanced disclosures and respect the rights of shareholders

The Company recognises the importance of ensuring its continuous disclosure requirements are met, and has procedures in place to ensure this happens, however has not formally documented them.

The Company Secretary has been nominated as the person responsible for communications with the Australian Stock Exchange (“ASX”).  This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All information disclosed to the ASX is posted on the Company’s website as soon as it is disclosed to the ASX.  When analysts are briefed on aspects of the Consolidated Entity’s operations, the material used in the presentation is released to the ASX and posted on the Company’s website.  Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

From 30 June 2009, shareholders could elect whether or not they wished to receive a hard copy of the Annual Report.  A copy of the Annual Report is sent to all shareholders who elected to receive one.  All shareholders receive the Notice of Meeting for the Company’s Annual General Meeting.

The Company actively promotes communication with shareholders through a variety of measures, including the use of the Company’s website and email.  The Company’s reports and ASX announcements may be viewed and downloaded from its website: www.samsonoilandgas.com.au or the ASX website: asx.com.au under ASX code “SSN”.  The Company also maintains an email list for the distribution of the Company’s announcements via email in a timelier manner.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CORPORATE GOVERNANCE STATEMENT
for the year ended 30 June 2010

Principle 7- Recognise and manage risk

The board, through the audit committee, is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems.  In summary, the Company policies are designed to ensure strategic, operational, legal, reputational and financial risks are identified, assessed, effectively and efficiently managed and monitored to enable achievement of the Consolidated Entity’s business objectives.

Considerable importance is placed on maintaining a strong control environment. There is organisation structure with clearly drawn lines of accountability and delegation of authority.  Adherence to the Code of Conduct is required at all times and the board actively promotes a culture of quality and integrity.  The Company has an Enterprise Risk Policy though a formal Risk Management Committee has not been established.  The Company believes that the regular communication between senior management and the board ensures that risks are identified and dealt with, when appropriate, in a timely manner.

Environmental Risk System

The Company recognises the importance of environmental risk management and is committed to the highest level of sound environmental management.  The Company has established best practice environmental policies for those fields that it operates and seeks to ensure the operators of its non-operated properties operate in an environmentally sound manner.

Corporate reporting

The Managing Director and CFO have made the following certifications to the board:

•
that the Company’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Consolidated Entity  are in accordance with relevant Accounting Standards

•
that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects in relation to financial reporting risks.

Principle 8 – Remunerate fairly and responsibly

Due to the nature and size of the Company’s operations the directors do not believe the establishment of remuneration committee is warranted.  The board is responsible for determining and reviewing compensation arrangements for the directors.  Further detail in relation to the Company’s remuneration policies can be found in the Remuneration Report included within the Directors’ Report.

Members of the senior executive team sign a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination.  The standard contract refers to a specific formal job description.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the directors’ report under the heading “Remuneration report”.

The board also assumes responsibility for overseeing management succession planning.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

Statement of Comprehensive Income
for the year ended 30 June 2010

STATEMENT OF COMPREHENSIVE INCOME

		Consolidated Entity
	Note	2010 $	2009 $

Revenue from operations
Sale of oil and gas	3 (a)	5,088,077	4,646,437
Finance income	3 (a)	24,318	10,338
Total Revenue		5,112,395	4,656,775

Cost of Sales		(3,418,843)	(3,734,042)

Gross Profit		1,693,552	922,733

Other Income	3 (a)	287,324	5,876,787

Exploration and evaluation expense		(1,569,456)	(4,861,545)
General and administrative expenses	3 (b)	(3,336,914)	(4,811,922)
Impairment expense of oil and gas properties	3 (e)	(1,143,863)	(21,706,181)
Finance costs	3 (c)	(1,430,410)	(5,579,047)

Loss before income tax		(5,499,767)	(30,159,175)

Income tax benefit	4	6,317,000	-

Profit/(Loss) from operations after income tax		817,233	(30,159,175)

Net profit/(loss) for the year attributable to owners of Samson Oil and Gas Limited	18	817,233	(30,159,175)

Other comprehensive income/(expense)
Currency translation differences		(62,732)	1,293,037
Total comprehensive income/(expense) for the year attributable to the owners of Samson Oil and Gas Limited		754,501	(28,866,138)

Basic earnings/ (loss) per share (cents) from continuing operations attributable to ordinary equity holds of the Company	26	0.08	(12.49)
Diluted earnings/ (loss) per share (cents)	26	0.07	(12.49)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

BALANCE SHEET
As at 30 June 2010

BALANCE SHEET

		Consolidated Entity
	Note	2010 $	2009 $	1 July 2008* $

Current assets
Cash and cash equivalents	6	5,885,735	1,522,632	2,680,734
Trade and other receivables	7	4,932,270	471,974	1,860,760
Financial assets at fair value through profit and loss	8	40,165	57,186	173,638
Derivative financial instruments	19a	46,824	154,180	-
Prepayments	9	1,454,271	51,686	1,219,520
Total current assets		12,359,265	2,257,658	5,934,652

Non-current assets
Restricted cash	12	178,291	145,738	145,738
Trade and other receivables	7	27,122	25,611	30,597
Plant and equipment	10	2,552,816	2,195,081	1,982,278
Exploration and evaluation assets		-	-	4,597,052
Oil and gas properties	13	18,135,453	18,508,556	40,076,369
Deferred tax asset	4	6,317,000	-	-
Total non-current assets		27,210,682	20,874,986	46,832,034
Total assets		39,569,947	23,132,644	52,766,686

Current liabilities
Trade and other payables	14	2,318,778	591,109	925,521
Borrowings	16	11,283,999	16,846,207	4,885,541
Total current liabilities		13,602,777	17,437,316	5,811,062

Non-current liabilities
Derivative financial instruments	19b	-	254,635	395,818
Borrowings		-	-	12,899,693
Provisions	15	851,502	827,577	689,419
Total non-current liabilities		851,502	1,082,212	13,984,929
Total Liabilities		14,454,279	18,519,528	19,795,991

Net assets		25,115,668	4,613,116	32,970,695

Equity

Contributed equity	17	75,714,264	55,985,941	55,511,344
Accumulated losses	18	(54,844,675)	(55,661,908)	(25,502,733)
Reserves	17	4,246,079	4,289,083	2,962,084
Total equity		25,115,668	4,613,116	32,970,695

*This balance sheet has been included following a restatement of the balance sheet previously presented.  Refer to note 18 for further information.

The above balance sheet should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

CASH FLOW STATEMENT
for the year ended 30 June 2010

CASH FLOW STATEMENT

		Consolidated Entity
	Note	2010 $	2009 $

Cash flows from operating activities
Receipts from customers		5,022,548	6,011,941
Cash received from commodity derivative financial instruments		34,435	1,197,487
Payments to suppliers & employees		(4,978,917)	(5,638,668)
Interest received		24,234	10,183
Interest paid		(1,312,380)	(1,627,616)
Net cash flows used in operating activities	23 (b)	(1,210,080)	(46,673)

Cash flows from investing activities
Proceeds from sale of listed shares		65,156	-
Payments for plant & equipment		(748,736)	(590,746)
Payments for exploration and evaluation		(1,569,456)	(216,949)
Payments for oil and gas properties		(3,581,518)	(274,946)
Net cash flows used in investing activities		(5,834,554)	(1,082,641)

Cash flows from financing activities
Proceeds from issue of share capital		18,326,542	-
Repayment of borrowings		(5,673,753)	-
Payments for costs associated with capital raising		(1,381,002)	(2,330)
Net cash flows from/(used in) financing activities		11,271,787	(2,330)

Net increase/( decrease) in cash and cash equivalents		4,227,153	(1,131,644)
Cash and cash equivalents at the beginning of the financial year		1,522,632	2,680,734
Effects of exchange rate changes on cash and cash equivalents		135,950	(26,458)
Cash and cash equivalents at end of year	23 (a)	5,885,735	1,522,632

The above cash flow statement should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2010

STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
CONSOLIDATED	Issued Capital	Accumulated Losses	Foreign Currency Translation Reserve	Equity Reserve	Share Based Payments Reserve	Total Equity
	$	$	$	$	$	$

Balance at 1 July 2009	55,985,941	(55,661,908)	2,987,161	(1,097,780)	2,399,702	4,613,116
Total comprehensive income/(expense) for the period	-	817,233	(62,732)	-	-	754,501
Transactions with owners in their capacity as owners:
Options vested					19,728	19,728
Share Based Payments – value of employee services	100,817			-	-	100,817
Issue of share capital	21,227,372			-	-	21,227,372
Share issue costs	(1,599,866)			-	-	(1,599,866)
Balance at 30 June 2010	75,714,264	(54,844,675)	2,924,429	(1,097,780)	2,419,430	25,115,668

At 1 July 2008 previously reported	55,511,344	(22,329,491)	(1,479,118)	(1,097,780)	2,365,740	32,970,695
Adjustment as a result of prior period	-	(3,173,242)	3,173,242	-	-	-
Adjusted Balance as at 1 July 2008	55,511,344	(25,502,733)	1,694,124	(1,097,780)	2,365,740	32,970,695
Total comprehensive income/(expense) for the period	-	(30,159,175)	1,293,037	-	-	(28,866,138)
Share Based Payments	-	-	-	-	33,962	33,962
Issue of share capital	476,927	-	-	-	-	476,927
Share issue costs	(2,330)	-	-	-	-	(2,330)
Balance a t 30 June 2009	55,985,941	(55,661,908)	2,987,161	(1,097,780)	2,399,702	4,613,116

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1.                 CORPORATE INFORMATION

The financial statements of Samson Oil & Gas Limited (“the Company”) for the year ended and as at 30 June 2010 was authorised for issue in accordance with a resolution of the directors on 30 September 2010.  The financial statements include the financial statements for the Consolidated Entity comprised of Samson Oil & Gas Limited and it’s 100% owned subsidiary Samson Oil & Gas USA Inc, referred to hereafter as the Consolidated Entity.

Samson Oil & Gas Limited is a Company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange.  Samson also trades an American Depository Share (“ADS”) on NYSE AMEX under the symbol "SSN". Each ADR represents 20 fully paid Ordinary Shares of Samson.

The nature of the operations and principal activities of the Consolidated Entity are described in Note 22 Segment Reporting.

NOTE 2.                 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.  These policies have been consistently applied to all the years presented, unless stated otherwise.

Basis of preparation
These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Historical cost convention
These financial statements have been prepared under the historical cost convention, except for assets held for trading and derivative instruments, which have been measured at fair value.

Critical accounting estimates
The preparation of financial statements requires the use of certain critical accounting estimates.  It also requires management to exercise its judgement in the process of the applying the Consolidated Entity’s accounting policies.  The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are discussed at d) below.

Presentation currency
The Presentation Currency is the United States Dollar (“US$”). All dollar values in this report are expressed as US$’s unless noted otherwise.  All Australian dollar references are noted by ‘A$’.

Financial statement presentation
The Consolidated Entity has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009.  The revised standard requires the separate presentation of a statement in comprehensive income and a statement of changes in equity.  All non-owner changes in equity must now be presented in the statement of comprehensive income.  As a consequence, the Consolidated Entity had to change the presentation of its financial statements. Comparative information has been re-presented so that is also in conformity with the revised standard.

Financial statement restatement
In translating prior period comparatives from A$ to US$, certain foreign currency translations errors were made.  The 1 July 2008 Balance Sheet has been presented to show the restated balance sheet which was also disclosed in the 31 December 2009 Half Year Report.  Details of the errors and the impact of the restatement have also been included in this report at Note 18.  The restatement had no impact on the net assets balance for 30 June 2008 or 2009 and no impact to the net loss for the years ending 30 June 2007, 2008 and 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Working Capital Deficiency

The Consolidated Entity had a working capital deficiency of $1,243,512 (2009: $15,179,658) at 30 June 2010.The net current liability position is impacted by the classification of the debt facility with Macquarie Bank Limited being recorded as current liability of $11,283,999 (2009:$16,846,207). The Consolidated Entity was in breach of its EBITDA covenant at 30 June 2010. This covenant was designed to protect any reduction in net production cash flow however the breach in this case was caused by failure of the Ripsaw well, as all drilling costs were expensed, however Macquarie Bank Limited has provided a waiver in regard to this breach and the debt facility is in good standing. The facility is recorded as a current liability at 30 June 2010 as it is due for repayment on 31 May 2011.

In September 2010, the Consolidated Entity completed the sale of approximately 24,000 acres of its acreage held in Goshen County, Wyoming.  The proceeds from this sale, received to date was $69,991,105, a portion of which will be used to repay the debt held with Macquarie Bank Limited, when it falls due in May 2011. A third and final closing is expected to be completed in October 2010 and the final value of this transaction will be known at this point. The carrying value of this asset was nil at 30 June 2010 (nil: 2009).

a)	Compliance Statement

The consolidated financial statements of the Consolidated Entity also comply with International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

b)	New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods.  The Consolidated Entity’s assessment of the impact of these new standards and interpretations is set out below:

AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issue [AASB 132] (effective from 1 February 2010)
In October 2009, the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated.  Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The Consolidated Entity will apply the amended standard from 1 July 2010.  As the Consolidated Entity had not made any such rights issues, the amendment will not have any effect on the Consolidated Entity’s financial statements.

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB (effective from 1 January 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the Consolidated Entity’s accounting for its financial assets.  The standard is not applicable until 1 January 2013 but is available for early adoption.  The Consolidated Entity has not yet assessed its full impact and therefore has not yet decided when to adopt AASB 9.

c)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Samson Oil & Gas Limited (“parent entity” or “Company”) as at 30 June 2010 and the results of all subsidiaries for the year then ended.  Samson Oil & Gas Limited and its subsidiaries together are referred to in this financial report as the group or Consolidated Entity.

Subsidiaries are all those entities over which the Consolidated Entity has the power to govern the financial and operation policies, generally accompanying a shareholding of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Consolidated Entity controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are deconsolidated from the date that control ceases.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Consolidated Entity (refer to note 2bb).

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full.  Unrealised losses are eliminated unless costs cannot be recovered.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies.

Minority interests not held by the Consolidated Entity are allocated their share of net profit after tax in the profit and loss and are presented within equity in the consolidated balance sheet, separately from parent shareholders’ equity.

The Consolidated Entity treats transactions with non-controlling interests that do not result in a loss of control as transactions with equity owners of the Consolidated Entity. A change in ownership interest results in an adjustment between the carrying amounts of the controlling and non-controlling interests to reflect their relative interests in the subsidiary. Any difference between the amount of the adjustment to non-controlling interests and any consideration paid or received is recognised in a separate reserve within equity attributable to owners of Samson Oil & Gas Limited.

When the Consolidated Entity ceases to have control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognised in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, jointly controlled entity or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Consolidated Entity had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to profit or loss.

If the ownership interest in a jointly-controlled entity or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognised in other comprehensive income are reclassified to profit or loss where appropriate.

Changes in accounting standard
The Consolidated Entity has not changed its accounting policy for transactions with non-controlling interests and the accounting for loss of control, joint control or significant influence from 1 July 2009 when a revised AASB 127 Consolidated and Separate Financial Statements became operative.  The revisions to AASB 127 contained consequential amendments to AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures.  While the accounting standard has changed this has not resulted in a change in accounting policy.

Consolidated  Entity
The Consolidated Entity has applied the new policy prospectively to transactions occurring on or after 1 July 2009. As a consequence, no adjustments were necessary to any of the amounts previously recognised in the financial statements.

d)	Significant accounting judgments, estimates and assumptions
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

Critical judgements in applying the entity’s accounting policies
Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.  Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results of the financial position reported in future periods.  Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Exploration and evaluation
The Consolidated Entity’s accounting policy for exploration and evaluation is set out in Note 2 (q).  The application of this policy necessarily requires management to make certain estimates and assumptions as to future events and circumstances, in particular the assessment of whether economic quantities of reserves have been found.  Any such estimates and assumptions may change as new information becomes available.  If, after having capitalised expenditure under our policy, we conclude that we are unlikely to recover the expenditure by future exploitation or sale, then the relevant capitalised amount will be written off to the profit and loss.

When assessing whether deferred exploration expenditure should be carried forward from the prior year the Consolidated Entity reviews each project on an individual basis, taking into account, but not limited, to the ongoing activity in relation to that field, including any new agreements or contracts entered into during the year and the Consolidated Entity’s near future plans for the field or prospect.

The Consolidated Entity believes that exploration expenditures are incurred with the intent of making further investment decisions and are not directly related to the revenue producing activities of the Consolidated Entity and are therefore more appropriately presented as investing activities.

Critical accounting estimates and assumptions
The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The resulting accounting estimates will, by definition, seldom equal the related actual results. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Share-based payment transactions
The Consolidated Entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value is determined using a binomial option pricing model.

The value of equity-settled transactions with other service providers, excluding employees, are measured based on the value of the service received by the Company.  If a value for this cannot be reasonably measured, the value will be measured by reference to the fair value of the equity instruments at the date services are provided.  The Consolidated Entity also uses a binomial options pricing model to determine this fair value, where appropriate.

Impairment of Assets
In determining the recoverable amount of assets, in the absence of quoted market prices, estimations are made regarding the present value of future cash flows using asset specific discount rates.  For oil and gas properties, expected future cash flow estimation is based on proved and probable reserves, future production profiles, commodity prices and costs.   The estimates of future cash flows are made as at each balance date, using the price estimates from the forward curve as at that date.  The impact of future income taxes has not been considered in the future cash flows as to date, the Consolidated Entity has been able to use carry forward tax losses to offset any tax payable.  This position is reviewed each balance date and will adjusted when it is probable that the Consolidated Entity’s tax losses are no longer sufficient to offset tax payable.

Restoration obligations
The Consolidated Entity estimates the future removal costs of oil and gas wells and production facilities at the time of installation of the assets.  In most instances, the removal of assets will occur many years into the future.  This requires judgmental assumptions regarding removal data, future environmental legislation, the extent of reclamation activities required, the engineering methodology for estimating future cost, future removal technologies in determining the removal cost, and liability specific discount rates to determine the present value of these cash flows.  For more detail regarding the policy in respect of the provision for restoration refer to Note 2 (v).

Reserves estimates
Estimates of recoverable quantities of proven and probable reserves, that are used to review the carrying value of oil and gas properties, include assumptions regarding commodity prices, exchange rates, discount rates, production and transportation costs for future cash flows.  It also requires interpretation of complex and difficult geological and geophysical models in order to make an assessment of the size, shape, depth and quality of reservoirs and their anticipated recoveries.  The economic, geological and technical factors used by the Consolidated Entity to estimate reserves may change from period to period.  Changes in reserves can impact asset carrying values, the provision for restoration and the recognition of deferred tax assets, due to changes in estimated future cash flows.  Reserves are integral to the amount of depreciation, depletion, amortisation and impairment charged to the profit and loss.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Reserves estimates are prepared by internal engineers and external independent third parties in accordance with guidelines prepared by the Society of Petroleum Engineers.  The reserve estimates as at 30 June 2010 and 30 June 2009 were prepared by independent reserve engineers, Ryder Scott Company.

Units of production method of depreciation and amortisation
The Consolidated Entity applies the units of production method for depreciation of its oil and gas properties and assets based on hydrocarbons produced. These calculations require the use of estimates and assumptions.  Significant judgment is required in assessing the available reserves and future production associated with the assets to be depreciated under this method.  Factors that must be considered in determining reserves and future production are the Company’s history of exploiting reserves and the relevant time frames, markets and future developments.  When these factors change or become known in the future, such differences will impact pre-tax profit and carrying values of assets.  It is impracticable to quantify the effect of these changes in these estimates and assumptions in future periods.  The reassessment of rates occurs at 31 December and 30 June each and is performed consistently from period to period.

Fair value measurements
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement for disclosure purposes.

As of 1 July 2009, the Consolidated Entity has adopted the amendment to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair values measurements by level of the following fair value measurement hierarchy:

(a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
(b)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and
(c)	Inputs for the asset or liability that are not based on observable market date (unobservable inputs) (level 3)

Financial assets at fair value through the profit and loss are Level 1 (refer to Note 8)

Derivative financial instruments are Level 2 (refer to note 19a).  To assess the sensitivity of the Consolidated Entity to changes in the instruments value refer to note 31.

Fair value of derivative financial instruments
The Consolidated Entity measures the fair value of derivative financial instruments with reference to the discounted expected future cash flows associated with that instrument.

Income taxes
The Consolidated Entity has recognised deferred tax assets relating to carried forward tax losses to the extent that it is considered probable sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same subsidiary against which the unused tax losses can be utilised.

However, utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The deferred tax losses have been recognised in relation to the Consolidated Entity’s sale of a portion of its acreage interests in Goshen County, Wyoming.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

e)	Revenue Recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the Consolidated Entity and the revenue can be reliably measured.  Amounts disclosed as revenue are net of rebates and amounts collected on behalf of third parties.

The following specific recognition criteria must also be met before revenue is recognised:

Sale of oil and gas
Revenue is recognised when the significant risks and rewards of ownership of the product have passed to the buyer and the amount of revenue can be measured reliably.  Risks and rewards are considered to have passed to the buyer at the time of delivery of the product to the customer.

Gas imbalances occur when the Consolidated Entity sells more or less than its entitled ownership percentage of total gas production.  Any amount received in excess of the Consolidated Entity’s share is treated as a liability.  If the Company receives less than its entitled share, the underproduction is recorded as a receivable.

Interest income
Revenue is recognised as the interest accrues using the effective interest method. This is a method of calculating the amortised cost (including allowances for impairment) of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimates of future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Dividend income
Revenue is recognised when the Consolidated Entity’s right to receive the payment is established.

f)	Borrowing Costs

Borrowing costs are recognised as an expense when incurred unless they relate to a qualifying asset being constructed. In that case they are capitalised during the period required to complete and prepare the asset for intended use or sale.

g)	Leases

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset.

Consolidated Entity as lessee
Finance leases, which transfer to the Consolidated Entity substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments.  Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are recognised as an expense in profit or loss.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term if there is no reasonable certainty that the Consolidated Entity will obtain ownership by the end of the lease term.

Operating lease payments are recognised as an expense in the profit and loss on a straight line basis over the lease term.  Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and reduction of the liability.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

h)	Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above, net of outstanding bank overdrafts.  Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Cash and cash equivalents exclude restricted cash.

i)	Restricted cash

The Consolidated Entity may be required to place funds with third parties as bonds for environmental restoration.  These bonds are carried as non-current receivables when the release of cash is not expected to occur within twelve months.  The bonds are represented by cash and are valued as cash.

j)	Trade and other receivables

Trade receivables, which generally have 30-90 day terms are recognised initially at fair value and subsequently measured at amortised cost less an allowance for any uncollectible amounts.  Due to their short term nature, they are not discounted.

Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off when identified. An impairment provision is recognised when there is objective evidence that the Consolidated Entity will not be able to collect the receivable.  Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment.  The amount of impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

The amount of the impairment loss is recognised in profit and loss within other expenses.  When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account.  Subsequent recoveries of amounts previously written off are credited against other expenses in profit and loss.

k)	Prepayments

Prepayments relate to certain goods and services whereby the payment has been made and the resultant benefit is derived over future periods.

l)	Foreign currency translation

(I) Functional and presentation currency
The functional currency of Samson Oil & Gas Limited (parent) is Australian Dollars, whereas the presentation currency is United States Dollars, the reason for this being the main operations of the Parent Entity are performed in Australia. The functional and presentation currency of Samson Oil & Gas USA, Inc is United States Dollars. The presentation currency of the Consolidated Entity is United States Dollars. Each entity in the Consolidated Entity determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

(ii)Transaction and balances
Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction.  Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year ended exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.  Translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in the profit or loss as part of the fair value gain or loss.  Translation differences on non-monetary assets such as equities classified as available for sale financial assets are included in the fair value reserve in equity.

(iii) Translation of Consolidated Entity Companies’ functional currency to presentation currency
The results and financial position of Consolidated Entity entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet
•
Income and expense for each profit and loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on transaction dates, in which case income and expenses are translated at the dates of the transactions)

•	Equity is translated at the historical exchange rate that approximates the rate in effect at the date of the transaction, and
•	All resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to shareholders’ equity.  When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences are recognised in profit and loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

m)	Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements.  However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.  Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probably that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

n)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amounts of GST except:

•
when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	receivables and payables, which are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority, are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

o)	Plant and equipment

Plant and equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses.  Such cost includes the cost of replacing parts that are eligible for capitalisation when the cost of replacing the parts is incurred.  Similarly, when each major inspection is performed its cost is recognised in the carrying amount of plant and equipment as a replacement only if it is eligible for capitalisation.  All other repairs and maintenance are recognised in profit or loss as incurred.

Depreciation expense is estimated over the useful life of the assets as follows:

Furniture and fittings – over two to five years using the straight line method
Lease and well equipment – over the life of the reserve (usually 3-25 years) – approximated using the units of production method.

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

Refer Note 2s) for the Consolidated Entity’s policy in relation to Impairment of Non-Financial Assets.

Derecognition and disposal
An item of plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.

Any gain or loss arising on derecognition (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit and loss in the year the asset is derecognised.

p)	Oil and gas properties

Oil and gas properties include capitalised project expenditure and development expenditure.

The Consolidated Entity uses the units of production method to amortise costs carried forward in relation to its oil and gas properties.  For this approach, the calculations are based on proved and probable reserves as determined by our reserves determination.

Impairment on the carrying value of oil and gas properties is based on proved and probable reserves and is assessed on a field by field basis.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

q)	Exploration and evaluation assets

Exploration and evaluation expenditure in respect of each area of interest is accounted for using the successful efforts method of accounting.  The successful efforts method requires all exploration and evaluation expenditure to be expensed in the period in which it is incurred, except the costs of successful wells and the costs of acquiring interests in new exploration assets, which are capitalised as intangible exploration and evaluation assets. The costs of wells are initially capitalised pending the results of the well.

An area of interest refers to an individual geographical area where the presence of oil or a natural gas field is considered favourable or has been proved to exist, and in most cases will comprise an individual oil or gas field.

This means all exploration and evaluation costs, including general permit activity, geological and geophysical costs are expensed as incurred except where:

•
the expenditure or asset acquired relates to an exploration discovery, that at balance date, the assessment of whether or not an economically recoverable reserve is not yet complete and active and significant operations in relation to the area of interest is continuing; or

•	it is expected that the expenditure or asset acquired will be recouped through successful exploitation, or alternatively, by its sale.

Exploration costs are classified as cash flows from investing activities in the cash flow statement.

Exploration and evaluation assets are assessed for impairment when facts and circumstances indicate that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount.  When assessing for impairment consideration is given to but not limited to the following:

•	the period for which the Consolidated Entity has the right to explore
•	planned and budgeted future exploration expenditure
•	activities incurred during the year
•	activities planned for future periods.

r)	Investments and other financial assets

Investments and financial assets in the scope of AASB 139 Financial Instruments: Recognition and Measurement are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets.  The classification depends on the purpose for which the investments were acquired.  Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus in the case of assets not at fair value through profit or loss, directly attributable transaction costs.

Recognition and Derecognition
All regular way purchases of and sales of financial assets are recognised on the trade date (i.e. the date that the Consolidated Entity commits to purchase the asset), regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place.  Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

 (i) Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category ‘financial assets at fair value through profit or loss’.  Financial assets are classified as held for trading in that they are acquired for the purpose of selling in the near term with the intention of making a profit.  Derivatives are also classified as held for trading unless they are designated as effective hedging instruments.  Gains or losses on financial assets held for trading are recognised in profit or loss and the related assets are classified as current assets in the balance sheet.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(ii) Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed determinable payments that are not quoted in an active market.  Such assets are carried at amortised cost using the effective interest rate method.  Gains and losses are recognised in the profit and loss when the loans and receivables are derecognised or impaired. These are included in current assets, except for those with maturities greater than 12 months after the balance date, which are classified as non-current.

Impairment
The Consolidated Entity assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired.   Impairment losses are recognised through the profit and loss.

s)	Impairment of non-financial assets

The Consolidated Entity assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Consolidated Entity makes an estimate of the asset’s recoverable amount.  An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets of groups or assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs.  When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.  Impairment losses relating to continuing operations are recognised in profit and loss.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  Impairment losses relating to continuing operations are recognised in those expense categories consistent with the function of the impaired assets.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased.  If such an indication exists, the recoverable amount is estimated.  A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.  If that is the case the carrying amount of the asset is increased to its recoverable amount.  That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years.  Such reversal is recognised in profit or loss.  After such a reversal the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

t)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year which are unpaid.  These amounts are unsecured and are usually paid within 30 days of recognition.

u)	Provisions

Provisions for legal claims and make good obligations are recognised when the Consolidated Entity has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amounts has been reliably estimated.  Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole.  A provision is recognised even if the likely of an outflow with respect to any one item including in the same class of obligations may be small.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period.  The discount rate used to determine the present value if a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.  The increase in the provision due to the passage of time is recognised as interest expense.

v)	Restoration costs

The Consolidated Entity records the present value of the estimated cost of legal and constructive obligations to restore operating locations in the period in which the obligation arises.  The nature of restoration activities includes the removal of facilities, abandonment of wells and rehabilitation of affected areas.

Typically, the obligation arises when the asset is installed at the production location.  When the liability is initially recorded, the estimated cost is capitalised by increasing the carrying amount of the related oil and gas properties.  Over time, the liability is increased for the change in present value based on a risk adjusted pre-tax discount rate appropriate to the risks inherent in the liability.  The unwinding of the discount is recorded as an accretion charge within finance costs.  The carrying amount capitalised in oil and gas properties is depreciated over the useful life of the related asset.

Each year, the Consolidated Entity reviews the estimated restoration costs and the estimated period in which the obligation is likely to occur to ensure that they are appropriate.   The Consolidated Entity also reviews the discount rate to ensure it is still appropriate.  If changing any of these variables results in a decrease in the liability the difference is recorded against the corresponding asset, which is included in oil and gas properties in the balance sheet.

Costs incurred that relate to an existing condition caused by past operations, and that do not have a future economic benefit, are expensed.

w)	Employee leave benefits

Wages, salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employee’s services up to the reporting date.  They are measured at the amounts expected to be paid when the liabilities are settled.  Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.  The liability for annual leave and all other short-term employee benefit obligations is presented in payables.

Long service leave
The liability for long service is recognised in the provision for employee benefits and measured as the fair value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturities and currencies that match, as closely as possible the estimated future cash outflows.

x)	Share-based payment transactions

Equity settled transactions:
The Consolidated Entity provides benefits to employees (including senior executives) of the Consolidated Entity in the form of share based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

A formal employee share or share option scheme has not been developed.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the equity instruments at the date at which they are granted.  The fair value at grant date is determined using a binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
In valuing equity settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Samson Oil & Gas Limited (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period, if any, in which the performance and/or services conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

At each subsequent reporting date until vesting, the cumulative charge to profit and loss is the product of:

i.	The grant date fair value of the award;
ii.
The current best estimate of the number of awards that will vest, taking into account such factors as the likelihood of employee turnover during the vesting period and the likelihood of non-market performance conditions being met; and

iii.	The expired portion of the vesting period.

The charge to profit and loss for the period is the cumulative amount as calculated above, less the amounts already charged in previous periods.  There is a corresponding entry to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than originally anticipated to do so. Any award subject to a market condition is considered to vest irrespective of whether or not that market condition is fulfilled, provided that all other conditions are satisfied.

If the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified.  In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately.  However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and the new award are treated as they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of the outstanding options is reflected as additional share dilution in the computation of earnings per share.

The expense for share based payments in relation to directors and executives is recognised in the parent entity.

y)	Contributed equity

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

z)	Earnings per share

i)	Basic earnings per share

Basic earnings per share is calculated by dividing:
•	The result attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares
•	By the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares (note 26).

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
ii)	Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:
•	The after income tax effect of interest and other financing costs associated dilutive potential ordinary shares, and
•	The weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

aa)	Joint Ventures

Jointly controlled assets
Interests in jointly controlled assets are reported in the financial statements by including the Consolidated Entity’s share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

bb)	Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired.  The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group.  The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary. Acquisition related costs are expensed as incurred.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.  On an acquisition by acquisition basis, the group recognises any non-controlling interesting in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquire over the fair value of the group’s share of the net identifiable assets acquired is recorded as goodwill.  If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the different is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange.  The discount rate used is the entity’s incremental borrowing rate, being the rate at which similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

Change in accounting policy
A revised AASB 3 Business Combination became operative on 1 July 2009.  While the revised standard continues to apply the acquisition method to business combinations, there have been some significant changes.

All purchase consideration is now recorded at fair value at the acquisition date. Contingent payments classified as debt are subsequently remeasured through profit or loss.  Under the Consolidated Entity’s previous policy, contingent payments were only recognised when the payments were probable and could be measured reliably and were accounted for as an adjustment to the cost of acquisition.

Acquisition-related costs are expensed as incurred.  Previously, they were recognised as part of the cost of acquisition and therefore included in goodwill.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
Non-controlling interests in an acquiree are now recognised either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s net identifiable assets.  This decision is made on an acquisition by acquisition basis.  Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree’s net identifiable assets.

If the Consolidated Entity recognises previous acquired deferred tax assets after the initial acquisition accounting is completed there will no longer be any adjustment to goodwill.  As a consequence, the recognition of the deferred tax asset will increase the Consolidated Entity’s net profit after tax.

The changes implemented did not have any impact on the financial statements of the Consolidated Entity.

cc)	Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of operating segments, has been identified as the Board of Directors.

Change in accounting policy
The Consolidated Entity has adopted AASB 8 Operating Segments from 1 July 2009.  AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis that is used for internal reporting purposes.  This change has had no impact of the measurement of the Company’s assets and liabilities. Comparatives for 2009 have been restated.

dd)	Derivative Financial Instruments

The Consolidated Entity uses derivative financial instruments, such as fixed forward swaps to manage price risk.  Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and subsequently remeasured to fair value. Derivatives are carried as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value are taken directly to the profit and loss.

ee)	Compound Instruments/Borrowings
The component parts of compound instruments are classified separately as either financial liabilities or equity in accordance with the substance of the contractual arrangement. Derivative features are separately recognised when the risks and characteristics are not closely related to those of the host contract.

Convertible Note
The convertible notes are split into two components: a debt component and a component representing the embedded derivatives in the convertible note. The debt component represents the Company’s liability for future interest payments and the principal amount. The embedded derivatives represents the value of the foreign currency denominated option that noteholders had to convert into ordinary shares in the Company and the early redemption option of the Consolidated Entity.  At the date of issue the component parts are recognised at fair value and in the case of the debt component, net of transaction costs.

Subsequent to initial recognition the debt component of the convertible note was measured at amortised cost. The embedded derivatives are measured at fair value at each balance date, and the change in fair value is recognised in the profit and loss.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired.  The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in other income or finance cost.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.
Interest

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
Interest is classified as an expense consistent with the balance sheet classification of the related debt instrument.

ff)	Parent entity financial information

The financial information for the parent entity, Samson Oil & Gas Limited, disclosed in note 33 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i)	Investments in subsidiaries, associates and joint venture entities
Investments in subsidiaries, associates and joint venture entities are accounted for at cost in the financial statements of Samson Oil & Gas Limited.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 3.	REVENUE AND EXPENSES

	Consolidated Entity
	2010 $	2009 $
Revenue and Expenses from Continuing Operations
a Revenue
Sale of oil and gas
Oil sales	2,073,386	1,546,080
Gas sales	2,733,225	2,853,334
Other liquids	281,466	247,023
	5,088,077	4,646,437
Finance Income
Interest income	24,318	10,338

Total Revenue	5,112,395	4,656,775

Other Income
Gain on cancellation of portion of embedded derivative / options	-	735,072
Movement in fair value of embedded derivative	-	2,049,983
Gain on fixed forward swaps	34,435	1,186,910
Movement in fair value of derivative instruments	147,279	1,876,936
Movement in fair value of held for trading investments	46,681	-
Other	58,929	27,886
Total Other Income	287,324	5,876,787

	Consolidated Entity
	2010 $	2009 $
b General and Administration
Employee Benefits
Salary and employee benefits	(1,058,013)	(1,488,928)
Share based payments	(119,890)	(33,962)
Total Employee Expense Benefits	(1,177,903)	(1,522,890)

Other General and Administration
Foreign exchange losses	-	(1,307,006)
Consultants’ fees	(446,794)	(249,572)
Lease payments	(142,202)	(142,496)
Legal costs	(211,444)	(214,440)
Assurance, accounting and taxation advice	(695,178)	(438,018)
Travel and accommodation	(66,126)	(156,153)
Movement in fair value of held for trading investments	-	(79,082)
Filing and listing fees	(27,317)	(73,090)
Insurance	(139,943)	(132,842)
Investor and public relations	(124,098)	(148,391)
Printing, postage and stationery	(29,558)	(17,938)
Other	(276,351)	(330,004)
Total Other General and Administration Expenses	(2,159,011)	(3,289,032)
	(3,336,914)	(4,811,922)

c Finance costs
Unwinding of discount associated with restoration obligation	(6,472)	(4,916)
Amortised borrowing costs	(111,545)	(111,544)
Loss on financial liabilities carried at amortised cost on re-estimation of cash flows	-	(3,134,341)
Interest expense	(1,312,393)	(2,328,246)
Total Finance Costs	(1,430,410)	(5,579,047)

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
	Consolidated Entity
	2010 $	2009 $
d Depreciation and amortisation, included in the profit and loss
Included in cost of sales:
Depreciation on lease and well equipment	(325,615)	(192,799)
Depletion of oil and gas properties	(1,425,621)	(1,591,260)
	(1,751,236)	(1,784,059)

Depreciation of furniture and fittings	(65,387)	(82,489)
	(1,816,623)	(1,866,548)

e Impairment movements
Impairment expense of oil and gas properties	(1,143,863)	(21,706,181)
Total Impairment Expense	(1,143,863)	(21,706,181)

	Consolidated Entity
	2010 $	2009 $
f Included in exploration expenditure
Deferred exploration expenditure written off	(774,665)	(4,597,052)
Dry Hole Costs	(794,791)	-
	(1,569,456)	(4,597,052)

NOTE 4.	INCOME TAX

	Consolidated Entity
	2010 $	2009 $
The major components of income tax benefit/(expense) are:
Profit and Loss
Current income tax	-	-
Recognition of deferred income tax asset	6,317,000	-
Income tax benefit reported in the profit and loss	6,317,000	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
Loss before income tax from continuing operations	(5,499,767)	(30,159,175)
At the Australian statutory income tax rates of 30% (2009: 30%)	(1,649,930)	(9,047,753)
Expenditure not allowable for income tax purposes	35,967	10,189
Income not assessable for income tax purposes	(44,184)	-
Effect of US tax rate differential	(405,887)	(221,525)
Deferred tax assets not brought to account as realisation is not considered probable	2,064,034	9,259,089
Prior year losses not previously recognised bought to account	6,317,000	-
Aggregate income tax benefit	6,317,000	-

	Balance Sheet		Income Statement
Consolidated	2010 $	2009 $	2010 $	2009 $
Deferred Income Tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Hedge Liability	18,262	-		-
Loan fees	665	1,390	(725)	(725)
Gross deferred tax liabilities	18,927	1,390

Deferred tax assets
Losses available to offset against future taxable income	21,008,522	18,944,488	(2,064,034)	(9,259,089)
Assets held for trading	-	145	145	10,297
Oil and gas properties	9,142,423	9,247,425	105,002	(9,438,759)
Share issue costs	283,710	13,092	(270,618)	27,027
Hedge liability	-	39,177	57,439	732,995
Deferred tax assets not brought to account as realisation is not regarded as probable	(24,098,728)	(28,242,937)	4,144,209	17,927,529
Gross deferred tax assets	6,335,927	1,390

Deferred tax benefit			-	-
Net deferred tax recognised in the balance sheet	6,317,000	-

The Consolidated Entity has tax losses carried forward arising in Australia of $4,108,810 (2009: $3,847,102).  The benefit of these losses of $1,232,643 (2009: $1,154,131) will only be obtained in future years if:

i.	the Consolidated Entity and the Parent Entity derive future assessable income of a nature and an amount sufficient to enable the benefit from the deduction for the losses to be realised; and
ii.	the Consolidated Entity and the Parent Entity have complied and continue to comply with the conditions for deductibility imposed by law; and
iii.	no changes in tax legislation adversely affect the Consolidated Entity and the Parent Entity in realising the benefit from deduction for the losses.

The Consolidated Entity has Federal net operating tax losses in the United States of approximately $30,023,757 (2009: $26,100,222).  The utilisation of approximately $13,056,705 (2009: $13,056,705) is limited to an estimated $403,194 (2009: $403,194) per year as a result of a change in ownership of the one of the subsidiaries which occurred in January 2005.  If not utilised, the tax net operating losses will expire during the period from 2008 to 2026.  Of the $13,056,705, $9,023,861 will never be utilised and will expire by June 2025.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The Consolidated Entity has now recognised a deferred income tax asset in relation to these losses of $6,317,000 (2009: nil) as realisation of this benefit is probable due to the Goshen County Transaction.

In addition to the above mentioned Federal carried forward losses in the United States, the Company also has approximately $19,997,328 (2009: $17,040,393) of State carried forward tax losses, with expiry dates between June 2010 and June 2022.  A deferred income tax asset in relation to these losses has not been recognised as realization of the benefit is not regarded as probable.

The deferred tax benefit the Consolidated Entity will ultimately realise is dependent both upon the loss recoupment legislation in the United States and taxable income at the time recoupment.

The Consolidated Entity does not meet the definition of a group for the purposes of applying tax consolidation.

NOTE 5.	DIVIDENDS

No dividends have been declared during the year (2009: Nil).

The balance of the franking account at the end of the year was nil (2009: Nil).

NOTE 6.	CASH AND CASH EQUIVALENTS

	Consolidated Entity
	2010 $	2009 $

Cash at bank and on hand	5,885,735	1,522,632

Cash at bank earns interest at floating interest rates based on daily bank deposit rates.

a)           Risk exposure
The Consolidated Entity’s exposure to interest rate risk is discussed in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of cash mentioned above.

NOTE 7.	TRADE AND OTHER RECEIVABLES

		Consolidated Entity
	Note	2010 $	2009 $
CURRENT
Trade receivables (i)		742,246	444,061
Receivables – capital raising (ii)		4,070,746	-
Net GST Receivable		41,410	11,817
Other receivables (iii)		77,868	16,096
		4,932,270	471,974

(i)	These receivables relate to the sale of oil and gas. They are non-interest bearing, unsecured and are generally on 60-90 day terms
.
(ii)
These receivables relate to applications received for the Company’s share purchase plan for which the cash had not yet been cleared into the Consolidated Entity’s bank account.  All of the funds have been received as at the date of this report.

(iii)	These receivables are non-interest bearing, unsecured and are due for repayment within the next twelve months.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
a)	Foreign exchange and interest rate risk - current receivables

Information about the Consolidated Entity’s exposure to foreign currency risk and interest rate risk in relation to trade and other receivables is provided in note 31.

b)	Fair value and credit risk – current receivables

Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.

The maximum exposure to credit risk at the reporting date is the carrying amount of each class of receivables mentioned above. All receivables are unsecured.  Refer to note 31 for more information on the risk management policy of the Consolidated Entity and the credit quality of trade receivables.

No receivables are past due.  No impairment has been recognised in respect of any of these receivables.

	Consolidated Entity
	2010 $	2009 $

NON CURRENT
Other receivables (iv)	27,122	25,611
	27,122	25,611

(iv)	These receivables are non-interesting bearing, unsecured and not due for repayment within the twelve months. The carrying value of these receivables approximates their fair value.

c)	Risk Exposure – non current receivables

Information about the Consolidated Entity’s  exposure to credit risk, foreign exchange and interest rate risk is provided in note 31.  The maximum exposure to credit risk at the reporting date is the carrying amount of the receivables mentioned above.

NOTE 8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

Financial assets at fair value through profit and loss are all held for trading and include:

	Consolidated Entity
	2010 $	2009 $

CURRENT
At fair value
Shares – Australian listed	40,165	57,186
	40,165	57,186

Held for trading investments consist of investments in ordinary shares, and therefore have no fixed maturity date or coupon rate.

Changes in fair values of financial assets at fair value through profit or loss are recorded in other income or general administrative expense in the profit and loss (notes 3a and b)

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 9.	PREPAYMENTS

Prepayments include:

	Consolidated Entity
	2010 $	2009 $

CURRENT
Prepaid drilling expenses	1,378,798	-
Other prepaid expenses	75,473	51,686
	1,454,271	51,686

Prepaid drilling expenses include cash advanced to the operators of the drilling operations in advance of the drilling commencing.

NOTE 10.	PLANT & EQUIPMENT

	Consolidated Entity
	2010 $	2009 $

Office Equipment
Cost	514,287	506,230
Accumulated depreciation	(364,248)	(297,565)
	150,039	208,665

At 1 July, net of accumulated depreciation	208,665	243,179
Additions	6,761	67,272
Disposals	-	(18,516)
Depreciation charge for the year	(65,387)	(82,488)
Exchange adjustment	-	(782)
At 30 June, net of accumulated depreciation and impairment	150,039	208,665

Lease and Well Equipment
Cost	3,874,638	3,132,662
Accumulated depreciation and impairment	(1,471,861)	(1,146,246)
	2,402,777	1,986,416

At 1 July, net of accumulated depreciation and impairment	1,986,416	1,739,099
Additions	741,975	523,475
Depreciation charge	(325,614)	(192,799)
Impairment charge	-	(83,359)
At 30 June, net of accumulated depreciation and impairment	2,402,777	1,986,416

Total Plant and Equipment	2,552,816	2,195,081

All plant and equipment is subject to a first charge mortgage by Macquarie Bank Limited.  Refer note 13a).

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010
NOTE 11.	EXPLORATION AND EVALUATION ASSETS

	Consolidated Entity
	2010 $	2009 $

Balance at the beginning of the year	-	4,597,052
Amount written off during the year	-	(4,597,052)
	-	-

The expenditure incurred in the prior year relates to exploration acreage purchased for which the determination of proved reserves was still pending.

Following the decrease in commodity prices seen throughout the year, the Company reviewed its exploration assets at 31 December 2008 and wrote all assets off to Profit and Loss.  While these assets have been written off, the Company has not relinquished any leases and will continue to reassess the value of these projects in the future.

The recoverability of the carrying value of deferred exploration and evaluation expenditure is dependent on the successful exploitation, or alternatively sale, of the respective areas of interest.

NOTE 12.	RESTRICTED CASH

	Consolidated Entity
	2010 $	2009 $
Non Current
Bonds paid to state authorities in relation to exploration permits held	178,291	145,738
	178,291	145,738

These bonds are interest bearing and will be repaid to the Consolidated Entity following the relinquishment of the related permit by the Company.  This is not expected to occur within the next twelve months. The average interest rate applicable to these bonds is 0.1% (2009: 0.01%).

NOTE 13.	OIL AND GAS PROPERTIES

	Consolidated Entity
	2010 $	2009 $

Proved developed producing properties at cost	38,106,585	40,431,574
Accumulated depletion	(6,133,300)	(6,464,912)
Impairment	(17,769,492)	(19,715,788)
	14,203,793	14,250,874

	Consolidated Entity
	2010 $	2009 $
Proved undeveloped properties at cost	10,081,671	14,545,550
Impairment	(6,150,011)	(10,287,868)
	3,931,660	4,257,682

Total	18,135,453	18,508,556

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Consolidated Entity
	2010 $	2009 $
Proved Developed Producing Properties
At 1 July, net of accumulated depreciation and impairment	14,250,874	30,106,143
Additions	2,179,831	1,645,235
Net impairment expense	(801,291)	(15,909,244)
Depreciation charge	(1,425,621)	(1,591,260)
At 30 June, net of accumulated depreciation and impairment	14,203,793	14,250,874

Proved Undeveloped Properties
At 1 July, net of accumulated depreciation and impairment	4,257,682	9,970,226
Additions	16,549	1,031
Net impairment expense	(342,571)	(5,713,575)
At 30 June, net of accumulated depreciation and impairment	3,931,660	4,257,682

a) Assets pledged as security

In the current and prior year, Macquarie Bank Limited held a first charge mortgage over all assets (including the oil and gas properties) of the Consolidated Entity.  This collateral has been provided as part of the funding facility provided by Macquarie Bank Limited to Samson Oil & Gas USA Inc. Refer to Note 16 for further details relating to this facility.
	Consolidated Entity
	2010 $	2009 $
The written down value of assets pledged as security are:
Producing properties, including lease and well equipment	16,606,570	16,237,290
Non producing properties	3,931,660	4,257,682
	20,538,230	20,494,972

b) Impairment of oil and gas properties

At 30 June 2010, the Consolidated Entity reviewed the carrying value of its oil and gas properties for impairment.  An independent review was performed to assess the recoverable amount based on the net present value of the Consolidated Entity’s assets (by cash generating unit).  The discount rate used to assess the recoverable amount (based on the value in use) was 10% (2009: 10%).  The value in use has been based on the expected lives of the respective fields.  The effect of future income taxes on discounted cashflows has not been considered due the entity’s considerable tax losses.

The value of oil and gas properties was reviewed on a field by field basis and has resulted in net impairment expense of $1,143,863 (2009:$21,622,819).  It is the Consolidated Entity’s policy to use proved and probable reserves to support the carrying value of its properties.

NOTE 14.	TRADE AND OTHER PAYABLES
	Consolidated Entity
	2010 $	2009 $

Trade payables (i)	1,040,977	508,952
Payables - from capital raising (ii)	1,169,916
Other payables (iii)	107,885	82,157
	2,318,778	591,109

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(i)	Trade payables are non-interest bearing and normally settled on 30-60 day terms.
(ii)	This is a result of the board deciding to accept 75% of the SPP therefore refunds needed to be made.
(iii)
Other payables include accruals for annual leave.  The entire obligation is presented as current, since the Consolidated Entity does not have an unconditional right to defer settlement.  Based on past experience, the Consolidated Entity expects employees to take the full amount of accrued leave within the next twelve months.

NOTE 15.	PROVISIONS

	Consolidated Entity
	2010 $	2009 $

Non-current
Provision for Restoration	851,502	827,577
	851,502	827,577

A provision for restoration is recognised in relation to the oil and gas activities for costs such as reclamation, plugging wells and other costs associated with the restoration of oil and gas properties. Estimates of the restoration obligations are based on anticipated technology and legal requirements and future costs, which have been discounted to their present value.  In determining the restoration provision, the entity has assumed no significant changes will occur in the relevant government legislation in relation to the restoration of such oil and gas properties in the future.

	Consolidated Entity
	2010 $	2009 $
Provision for Restoration
Balance at beginning of year	827,577	688,472
Recognised upon acquisition of new assets	17,453	16,894
Increase in liability due to change in liability date	-	186,595
Reduction in provision relating to wells plugged and abandoned during the year	-	(69,300)
Unwinding of discount	6,472	4,916
Balance at end of the year	851,502	827,577

NOTE 16.	BORROWINGS

	Consolidated Entity
Current	2010 $	2009 $

Secured
Debt facility with Macquarie Bank Limited	11,283,999	16,846,207
	11,283,999	16,846,207

Consolidated Entity
On 26 May 2006, the Consolidated Entity drew down on a funding facility provided by Macquarie Bank Limited. The loan is denominated in US$.

This loan comprises two tranches:

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Tranche A
Face Value: $11,000,000
Coupon rate: 9.25%
Maturity date: 31 May 2011

This tranche had a face value of $11,000,000.  In addition, 11,000,000 options were granted to Macquarie Bank Limited by the parent entity as part of the loan agreement.  These options were convertible at Macquarie Bank Limited’s discretion anytime until the maturity date of the loan.  The conversion price of the options was 40.81 cents per share, being the volume weighted average share price of the Company for the 90 trading days prior to 30 May 2006.  These options were cancelled on 13 March 2009 pursuant to an agreement with Macquarie Bank Limited.  See below for further details.

Tranche B
Face Value: $386,248
Coupon rate: 9.7%
Maturity date: 31 May 2011

This tranche of the loan was originally drawn down for $10,000,000.  On 30 June 2006, the Company repaid $1,000,000.  In June 2008, the Company repaid an additional $2,940,000. During the year, the Company repaid $5,673,752 of this debt facility.  10,000,000 options were also granted to Macquarie Bank Limited by the parent entity as part of the loan agreement.  These options were exercisable at Macquarie Bank Limited’s discretion between 31 May 2009 and 31 May 2011.  The conversion price of these options was 120% of the volume weighted average trading price of Samson’s share price for the 90 trading days prior to 31 May 2009, and was subject to adjustment in accordance with customary market practice. The conversion options were embedded in the convertible loan.  These options were also cancelled pursuant to the agreement signed with Macquarie Bank Limited on 13 March 2009.

Both tranches of this loan are secured against all assets of the Consolidated Entity.

Both tranches of this loan are fully drawn down and no further draw downs were available under the terms of the loan agreement.

Cancellation of Macquarie Options

On 13 March 2009, the Consolidated Entity and Macquarie Bank Limited, the holder of the options, entered into an agreement whereby all options outstanding were cancelled in return for the Company issuing 36,800,000 fully paid ordinary shares to Macquarie Bank at no cost to them.  29,300,000 of these shares were issued on 15 March 2009, 2,000,000 were issued on 1 July 2009 and 5,500,000 were issued on 6 November 2009.  The financial impact of the issue of all of the shares was recognised in the financial statements for the year ended 30 June 2009, as the grant date of the shares was 13 March 2009, being the date the agreement was entered into.

During the year ended 30 June 2009, prior to the cancellation of the options, this conversion option had been classified as an embedded derivative and was bifurcated from the host contract.  Until the date the options were cancelled, the Consolidated Entity recognised a gain of $2,049,983 in relation to the movement in fair value of the embedded derivative.  The fair value of the embedded derivative was valued using a binomial option pricing model.

The value of the embedded derivative features have been determined using a binomial option pricing model taking into account such factors as exercise price, underlying share price and volatility.  The table below summarises the model inputs for the valuation of the embedded derivatives.

	13 March 2009	30 June 2008
Dividend Yield (%)	-	-
Expected volatility (%)*	100	75
Risk-free interest rate (%)	0.75 -0.88	2.64-2.86
Expected life of options – years	1-2	2-3
Option Exercise Price – cents	2-41	21-40
Share Price – cents	1	18

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The cancellation of the options and associated embedded derivative resulted in $735,072 being recognised as other income in the prior year.

*The volatility is estimated from historical movement in the share price compared to the market.

Loan Restructuring
On 2 September 2009, the loan facility was restructured. The restructured facility includes additional covenants with respect to EBITDA, crude oil production and natural gas production.

EBITDA: for each of the periods specified in the following table, the cumulative EBITDA for the Group must be greater than the “Cumulative EBITDA” for that period as specified in the table:

Period	Cumulative EBITDA US$ (‘000)
1 January 2010 to 30 September 2010	1,255
1 January 2010 to 31 December 2010	1,591
1 January 2010 to 31 March 2011	2,224
1 January 2010 to 31 May 2011	2,519

Crude Oil Production Covenant: for each of the periods specified in the following table, the Group’s cumulative production of Crude Oil from any source, including the Borrower’s Net Revenue Interest in Crude Oil in the Properties, must be greater than the “Cumulative Crude Oil Production” for that period as specified in the table:

Period	Cumulative Crude Oil Production (mbbls)
1 January 2010 to 30 September 2010	10.2
1 January 2010 to 31 December 2010	13.5
1 January 2010 to 31 March 2011	16.5
1 January 2010 to 31 May 2011	18.5

Natural Gas Production Covenant: commencing on 1 January 2010 for each of the periods specified in the following table, the Group’s cumulative production of Natural Gas from any source, including the Borrower’s Net Revenue Interest in Natural Gas in the Properties, from 1 January 2010 to the end of the period specified in the table must be greater than the “Cumulative Natural Gas Production” for that period as specified in the table:

Period	Cumulative Natural Gas Production (mmcf)
1 January 2010 to 30 September 2010	468
1 January 2010 to 31 December 2010	601
1 January 2010 to 31 March 2011	724
1 January 2010 to 31 May 2011	801

The Consolidated Entity was also required to maintain a reserve-to-debt ratio of at least 1.2:1 from 31 December 2009 and for each quarter date thereafter.

From 1 January 2010, the Company was required to repay $200,000 of the principal outstanding each month.

During the year, the Company repaid $5,673,752 of this debt facility.

The debt is recorded as a current liability as it is due for repayment in May 2011.

The Company breached its EBITDA covenant at 30 June 2010, however is in compliance with all other covenants.  Macquarie Bank Limited have provided a waiver in regard to this breach, subsequent to year end.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 17.	CONTRIBUTED EQUITY AND RESERVES

(a)	Issued and paid up capital

Contributed Equity	Consolidated Entity
	2010 $	2009 $

1,654,959,087 ordinary fully paid shares including shares to be issued (2009 – 245,919,216 ordinary fully paid shares including shares to be issued)	75,714,264	55,985,941

Movements in contributed equity for the year	2010		2009
	No. of shares	$	No. of shares	$

Opening balance	238,394,216	55,985,941	209,094,216	55,511,344
Capital Raising (i)	1,168,700,926	20,922,424	-	-
Shares issued upon exercise of options (ii)	22,344,842	304,921	-	-
Share based payment (iii)	3,489,603	100,817
Shares issued to Macquarie Bank Limited (v)	7,500,000	-	29,300,000	476,927
Transaction costs incurred	-	(1,599,866)	-	(2,330)
Shares on issue at balance date	1,440,429,587	75,714,237	238,394,216	55,985,941

Shares to be issued as part of capital raising (i)	214,414,880	-	-	-
Shares to be issued upon exercise of options (ii)	49,620	-	-	-
Shares to be issued to Macquarie Bank Limited (v)	-	-	7,500,000	-
Shares to be issued as part of Kestrel acquisition (iv)	65,000	-	65,000	-
Closing Balance	1,654,959,087	75,714,237	245,959,216	55,985,941

(i)	In October 2009, the Company issued 920,171,519 ordinary shares at A$ 1.2 cents per share/US$ 1.08 cents per share to raise US$9,974,639

In January 2010 the Company issued 124,999,995 ordinary shares at A$ 1.2 cents per share/US$ 1.09 cents per share to raise US$1,367,099

In May 2010 the Company issued 123,529,412 ordinary shares at A$ 3.4 cents per share/US$ 2.8 cents per share to raise US$3,502,508.

In June 2010 the Company completed a share purchase plan. All share applications were received prior to 30 June 2010 though some funds were not received into the Consolidated Entity’s bank account until post 30 June 2010.  The shares were issued on 9 July 2010.  The Company issued 205,189,880 ordinary shares at A$ 3.4 cents per share/US$ 0.027 cents per share to raise US$5,817,133.

In June 2010 the Company placed 9,225,000 ordinary shares at $ 3.4 cents per share/US $ 2.8 cents per share to raise US$261,528.  The funds were received prior to year end however the shares were not issued until 9 July 2010.

(ii)
During the course of the year the Company issued 22,394,462 ordinary shares upon the exercise of 22,394,462 options.  The exercise price of these options was A$ 1.5 cents per share/ US$ 1.04 cents per share (average price based on the exchange rate on the date of exercise) to raise A$ 1.04 cents per share (average price based on the exchange rate on the date of exercise) to raise US$304,921.  Cash was received in relation to the exercise of 49,620 options prior to year end however these shares were not issued until 2 July 2010.

(iii)
In conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 3,489,603 shares to employees and directors. These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being 1 May 2009 to 30 September 2009, being US$ 2.8 cents per share.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(iv)
These shares were issued to Kestrel shareholders throughout the year as part of the offer to non-US resident shareholders whereby they received five Samson shares for every one Kestrel share held.  The Samson share price on the date the acceptance of the offer was received was deemed to be the fair value of the share.  As at balance date acceptances had been received for 65,000 (2009:65,000) shares which have not yet been issued.  These shares will be issued upon the presentation of Kestrel Share Certificates by the owner of the shares.

(v)
On 13 March 2009, the Company entered into an agreement with Macquarie Bank Limited to cancel the options outstanding in relation to the Company’s facility agreement. See note 16 for further details in relation to the facility and the cancellation of the options.  Macquarie were granted 36,800,000 shares at no cost to them. The grant date of these shares was 13 March 2009, being the date the agreement was signed.  29,300,000 shares were issued on 16 March 2009.  An additional 2,000,000 were issued on 1 July 2009. The remaining 5,500,000 were issued on 6 November 2009.

(b)	Share Options

All references to exercise price and deemed value of options are in Australian Dollars.

On 24 December 2004, 10,250,000 options were issued to Directors, employees and other parties.  These options had an exercise price of 25 cents and expired on 31 December 2009. 33,312 of these options were converted to fully paid ordinary shares during the year ended 30 June 2006.  The remaining options, expired unexercised.

On 14 June 2006, 8,500,000 options were issued to employees, directors and other parties not related to the Company.  These options vested immediately, had an exercise price of 45 cents and expire on 31 May 2011.  During the prior year, 2,000,000 of these options expired following the resignation of the employee to which they were granted.

On 6 November 2006, 3,000,000 options were issued pursuant to a settlement agreement with certain dissenting shareholders of Kestrel Energy Inc.  The options had an exercise price of 42 cents each and expired, unexercised on 31 October 2009.  They have been recorded as a cost of investment in Kestrel Energy Inc.

On 11 October 2007, 3,379,077 options were issued to the participants of the share issue completed in the current year with an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vested immediately.

On 11 October 2007, 4,000,000 options were issued to key management personnel.  These options have an exercise price of 30 cents per share and an expiry date of 10 October 2012.  These options vested immediately.

On 12 May 2008, 2,000,000 options were granted to key management personnel.  These options have an exercise price of 25 cents per share and an expiry date of 11 May 2013.  600,000 options vested immediately, 600,000 vest following twelve months of service by the employee, with the remaining 800,000 vested on 1 April 2010, following twenty four months of service.

On October and November 2009, 344,431,141 options were issued in conjunction with a rights offering completed by the Company at the same time.  These options have an exercise price of 1.5 cents and expire on 31 December 2012.  22,394,462 of these options were exercised up to 30 June 2010.

At the end of the year there were 337,435,756 (2009: 29,095,765) unissued ordinary shares in respect of which options were outstanding. Option holders do not have any right by virtue of the option to participate in any share issue of the Company.

(c)	Terms and Conditions of Contributed Equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d)	Reserves

	Consolidated Entity
Reserves	2010 $	2009 $	2008 $

Foreign currency translation reserve	2,924,429	2,987,161	1,694,124
Equity reserve	(1,097,780)	(1,097,780)	(1,097,780)
Share based payments reserve	2,419,430	2,399,702	2,365,740
	4,246,079	4,289,083	2,962,084

Nature and purpose of reserves

Foreign currency translation reserve
The foreign currency translation reserve is used to record exchange rate differences arising from the translation of financial statements of the parent entity with a functional currency that differs to the presentation currency of the Consolidated Entity.

Share Based Payments Reserve
This reserve is used to record the value of share based payments granted.

Equity Reserve
This reserve is used to recognise the difference between the consideration paid and book value of minority interests’ acquired.

NOTE 18.	ACCUMULATED LOSSES

	Consolidated Entity
	2010 $	2009 $	2008 $
Balance previously reported at the beginning of the year	55,661,908	25,502,733	19,833,648
Adjustment as result of a prior period error	-	-	3,173,242	*
Adjusted opening balance	55,661,908	25,502,733	23,006,890
Net (profit)/loss attributable to members of Samson Oil & Gas Limited, after income tax	(817,233)	30,159,175	2,495,843
Balance at the end of the year	54,844,675	55,661,908	25,502,733

* The foreign currency transalion reserve was also adjusted by a corresponding and opposite amount.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 19.	DERIVATIVE FINANCIAL INSTRUMENTS

	Consolidated Entity
a) Asset	2010 $	2009 $
Current Asset
Fixed forward swaps/collars – at fair value	46,824	154,180
	46,824	154,180

	Consolidated Entity
b) Liability	2010 $	2009 $
Non Current
Fixed forward swaps – at fair value	-	254,635
	-	254,635

Refer to Note 27 for further details in relation to the terms, conditions and valuation of the fixed forward swap and derivative collars.

NOTE 20.	COMMITMENTS

(a)	Exploration Commitments

Due to the nature of the Consolidated Entity’s operations in exploring and evaluating areas of interest, it is very difficult to accurately forecast the nature or amount of future expenditure, although it will be necessary to incur expenditure in order to retain present interests.  Expenditure commitments on mineral tenure for the Consolidated Entity can be reduced by selective relinquishment of exploration tenure or by the renegotiation of expenditure commitments.

The minimum level of exploration commitments expected as at year ending 30 June 2010 is $100,000 (2009: $113,276), which includes the minimum amounts required to retain tenure.  It is anticipated that the exploration expenditure commitments in the ensuing periods will be at a similar level.

(b)	Development Expenditure

At year end, the Company had committed to capital development expenditure of $2,297,649 (2009:$nil). These funds were paid prior to the end of the period and have been recorded as a prepayment.  As at the end of the period $1,378,978 (2009:$nil) was remaining to be spent.

(c)	Operating Lease Commitments – Consolidated Entity as lessee

The Parent and its subsidiaries have entered into operating leases for the lease of its office space in Perth, Western Australia and Denver, Colorado.

Future minimum rentals payable under non-cancellable operating leases as at 30 June are as follows:
	Consolidated Entity
	2010 $	2009 $
Minimum lease payments
- not later than one year	117,587	125,014
- later than one year and not later than five years	64,667	176,304
Aggregate lease expenditure contracted for at balance date	182,254	301,318

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(d)	Remuneration commitments

Commitments for the payment of salaries and other remuneration under long-term employment contracts in existence at the reporting date but not recognised as payables:

	Consolidated Entity
	2010 $	2009 $
Within one year:	223,735	270,342
	223,735	270,342

Amounts disclosed as remuneration commitments include commitments arising from service contracts of directors and executives referred to in Note 21 that are not recognised as liabilities and are not included in the directors’ or executives’ remuneration.

NOTE 21.	DIRECTOR AND EXECUTIVE DISCLOSURES

a)	Compensation by category: key management personnel

	Consolidated Entity
	2010 $	2009 $

Short Term	731,761	1,026,632
Post Employment	43,299	57,458
Share-based Payments	116,508	33,962
	891,568	1,118,052

Detailed remuneration disclosures are provided in the remuneration report on pages 8 to 15.

b)	Option holdings of key management personnel

30 June 2010	Balance at beginning of period 1 July 2009	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2010	Options vested at 30 June 2010*

Directors
N. MacLachlan	1,000,000	-	-	-	1,000,000	2,000,000	2,000,000
T. Barr	8,000,000	-	-	-	512,960	8,512,960	8,512,960
V. Rudenno	-	-	-	500,000	300,000	800,000	800,000
K. Skipper	-	-	-	500,000	-	500,000	500,000

Executives
D. Rakich	1,000,000	-	(1,000,000)	-	-	-	-
R. Lamont	2,100,000	-	(100,000)		30,000	2,030,000	2,030,000
D. Ninke	2,000,000	-	-	-	-	2,000,000	2,000,000
Total	14,100,000	-	(1,100,000)	1,000,000	1,842,960	15,842,960	15,842,960

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

30 June 2009	Balance at beginning of period 1 July 2008	Exercised during the year	Expired during the year	Granted as compensation	Net change other	Balance at end of period 30 June 2009	Options vested at 30 June 2009*

Directors
D. Cairns (i)	1,000,000	-	-	-	(1,000,000)	-	-
N. MacLachlan	1,000,000	-	-	-	-	1,000,000	1,000,000
T. Barr	8,000,000	-	-	-	-	8,000,000	8,000,000
V. Rudenno	-	-	-	-	-	-	-
K. Skipper	-	-	-	-	-	-	-

Executives
D. Rakich	1,000,000	-	-	-	-	1,000,000	1,000,000
R. Lamont	2,100,000	-	-	-	-	2,100,000	2,100,000
R. Gardner (ii)	2,000,000	-	-	-	-	2,000,000	2,000,000
D. Ninke	2,000,000	-	-	-	-	2,000,000	1,200,000
Total	17,100,000	-	-	-	(1,000,000)	16,100,000	15,300,000
*All options vested are exercisable at 30 June 2009.

(i)      Mr Cairns resigned effective 10 September 2008
(ii)    Mr Gardner, Vice President - Engineering resigned effective 10 July 2009.  In accordance with the terms and conditions of his contract, the options granted to him expired 90 days from the date of the termination of the contract.

c)	Shares issued on exercise of options

No options were exercised during 2010 or 2009 by key management personnel.

d)	Shareholdings of key management personnel

Ordinary Shares held in Samson Oil & Gas Limited (number)

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

30 June 2010	Balance at beginning of period 1 July 2009	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2010

Directors
N. MacLachlan	1,812,500	208,219	-	10,000,000	12,020,719
T. Barr	902,090	1,340,792	-	5,129,600	7,372,482
V. Rudenno	500,000	138,813	-	3,000,000	3,638,813
K. Skipper	-	138,813	-	-	138,813

Executives
D. Rakich	-	347,032	-	(347,032)	-
R. Lamont	100,000	600,617	-	300,000	1,000,617
D. Ninke	-	575,786	-	190,000	765,786
Total	3,314,590	3,350,072	-	18,272,568	24,937,230

30 June 2009	Balance at beginning of period 1 July 2008	Granted as compensation	On exercise of options	Net change other	Balance at end of period 30 June 2009

Directors
D. Cairns (i)	512,500	-	-	(512,500)	-
N. MacLachlan	1,812,500	-	-	-	1,812,500
T. Barr	144,090	-	-	758,000	902,090
V. Rudenno	-	-	-	500,000	500,000
K. Skipper	-	-	-	-	-

Executives
D. Rakich	-	-	-	-	-
R. Lamont	-	-	-	100,000	100,000
R. Gardner (ii)	-	-	-	-	-
D. Ninke	-	-	-	-	-

Total	2,469,090	-	-	845,500	3,314,590

(i)	Mr Cairns resigned effective 10 September 2008
(ii)	Mr Gardener, Vice President Engineering resigned effective 10 July 2009.

All equity transactions with key management personnel other than those arising from the exercise of compensation options have been entered into under terms and conditions no more favourable than those the Consolidated Entity would have adopted if dealing at arms length.

g)	Loans to key management personnel (Consolidated)

No loans have been granted to key management personnel during the current or prior year.

h)	Other transactions and balances with key management personnel

There were no transactions with key management personnel or their related parties during the current or prior year other than those mentioned above.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 22.	SEGMENT REPORTING

The Consolidated Entity has applied AASB 8 Operating Segments from 1 July 2009.  AASB 8 requires a “management approach” under which segment information is presented on the same basis as that used for internal reporting purposes.  This has not changed the number of reportable segments as presented in previous years.

Operating segments are now reported in a manner that is consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker has been identified as the Board of Directors.

The group operates in one business segment being oil and gas exploration, development and production in the United States of America.

The following table presents revenue and loss information regarding geographic segments for the year ended 30 June 2010 and 30 June 2009 as presented to the Board of Directors.

	United States of America		Unallocated		Consolidated
	2010	2009	2010	2009	2010	2009
	US$	US$	US$	US$	US$	US$
Segment revenue from external customers	5,101,537	4,655,149	10,858	1,626	5,112,395	4,656,775

Segment result before amortisation and impairment	(1,549,859)	(7,152,140)	(989,421)	565,694	(2,539,280)	(6,586,446)
Impairment	(1,143,863)	(21,706,181)	-	-	(1,143,863)	(21,706,181)
Depreciation and amortisation	(1,816,135)	(1,864,591)	(489)	(1,957)	(1,816,624)	(1,866,548)
Total Segment result	(4,509,857)	(30,722,912)	(989,910)	563,737	(5,499,767)	(30,159,175)

Total Segment Assets	25,813,985	22,937,753	7,438,962	194,891	33,252,947	23,132,644
Additions to non current assets	2,943,082	2,237,013	2,034	-	2,945,116	2,237,013

Total Segment Liabilities	(13,093,573)	(18,390,731)	(1,360,706)	(128,797)	(14,454,279)	(18,519,528)

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 23.	CASH FLOW STATEMENT

	Consolidated Entity
	2010 $	2009 $
(a) Reconciliation of cash

Cash balance comprises:	5,885,735	1,522,632
- cash at bank and on hand

(b) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations

Net profit/(loss) after tax	817,233	(30,159,175)
Net (gain)/loss recognised on re-measurement to fair-value of investments held for trading	(46,681)	79,082
Depreciation of non-current assets	1,816,623	1,866,548
Foreign exchange loss/(gain)	-	1,307,006
Share based payments	119,890	33,962
Interest expense	-	700,629
Gain on cancellation of portion of embedded derivative / options	-	(735,072)
Movement in fair value of embedded derivatives	-	(2,049,983)
Exploration expenditure	1,569,456	4,861,545
Net (gain)/loss on fair value movement of fixed forward swaps	(147,279)	(1,876,936)
Loss/(gain) on financial liabilities carried at amortised cost	-	3,134,341
Impairment losses/(reversals) of oil and gas properties	1,143,863	21,706,181

Changes in assets and liabilities:

(Increase)/decrease in receivables	(423,614)	1,393,772
(Increase) in deferred tax asset	(6,317,000)	-
Increase/(decrease) in employee benefits	25,728	(50,001)
Increase/(Decrease) in payables	231,701	(258,572)

NET CASH FLOWS USED IN OPERATING ACTIVITIES	(1,210,080)	(46,673)

c) Non-Cash Financing and Investing Activities		476,927

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

NOTE 24.	RELATED PARTY DISCLOSURES

The consolidated financial statements include the financial statements of Samson Oil & Gas Limited and the following subsidiaries:

				Investment
	Country of	% Equity Interest		2010	2009
Name	Incorporation	2010	2009	$	$
Samson Oil & Gas USA Inc	United States	100.0	100.0	4,815,390	4,547,022

Ultimate parent

Samson Oil & Gas Limited is the ultimate parent Company.

Other related party transactions

There were no other related party transactions during 2010 and 2009.

NOTE 25.	AUDITORS’ REMUNERATION

	Consolidated Entity
	2010 $	2009 $
Amounts received or due and receivable by PricewaterhouseCoopers (Australia) for:

• an audit or review of the financial report of the entity and any other entity in the Consolidated Entity	233,057	189,999
• other services in relation to the entity and any other entity in the Consolidated Entity	33,930	-
	266,987	189,999

Amounts received or due and receivable by other member firms of PricewaterhouseCoopers International for:
• an audit or review of the financial report of subsidiaries	165,120	175,000
	432,107	364,999

NOTE 26.	EARNINGS/(LOSS) PER SHARE

Basic earnings/(loss) per share amounts are calculated by dividing net result for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings/(loss) per share amounts are calculated by dividing the net result attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The following reflects the income and share data used in the basic and diluted earnings/(loss) per share computations:

	Consolidated Entity
	Basic
	2010 $	2009 $

Net profit/(loss) from continuing operations attributable to ordinary equity holders of the parent Company (used in calculating basic and diluted earnings per share)	817,233	(30,159,175)

	Number of Shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	978,983,187	217,248,877
Adjustmens for calculation of diluted earnings per share:
Options	87,719,020	-
Bonus element for rights issue	26,488,246	-
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,093,190,453	217,248,877

At the end of year there are 337,435,756 (2009:29,095,765) potential ordinary shares on issue. These potential ordinary shares are dilutive for 30 June 2010.

There have been no transactions involving ordinary shares that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of these financial statements.

NOTE 27.	FINANCIAL INSTRUMENTS

a)	Guarantees

Samson Oil & Gas Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at 30 June 2010, the outstanding face value of the debt was $11,386,248 (2009: $17,060,000). Refer to Note 16 for further details in relation to this balance.

b)	Derivatives

In order to protect the Consolidated Entity from the uncertainty associated with commodity prices the Board reviews the current price risk profile periodically to ensure that it is appropriately managing the price risk.

On 19 September 2006 the Consolidated Entity entered into a fixed forward swap contract with Macquarie Bank Limited with respect to natural gas indexed at CIG (Colorado Interstate Gas) for $6.03 per MMBTU.  The volumes associated with this hedge, that were are as follows:

November 2006 – March 2007	35,000 MMBTU
April 2007 – December 2008	25,000 MMBTU
January 2008 – October 2009	20,000 MMBTU

These hedges were settled during the year as contracted.

On 20 February 2007 the Company entered into an additional fixed forward swap agreement with Macquarie Bank Limited with respect to natural gas indexed for $6.15 for 25,000 MMBTU per month from March 2007 to September 2009.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

During the prior year, the Company entered into the following additional derivative agreements, in conjunction with a breach of covenant waiver from Macquarie Bank Limited (refer to note 16 for additional details):

Fixed forward swaps in relation to natural gas indexed at the Colorado Interstate Gas Price Point:

Month	Volume - mmbtu	Price – $ per mmbtu
November 2009	20,530	2.83
December 2009	20,309	3.87
January 2010	20,095	4.24
February 2010	19,888	4.25
March 2010	19,688	4.03
April 2010	19,493	3.67
May 2010	19,304	3.70
June 2010	19,120	3.79
July 2010	18,942	3.86
August 2010	18,767	3.90
September 2010	18,598	3.68
October 2010	18,432	3.44
November 2010	18,270	4.11
December 2010	18,112	4.898

Fixed forward swaps in relation to natural gas indexed at the Henry Hub

Month	Volume - mmbtu	Price –$ mmbtu
April 2009 – December 2009	52,399	$4.06
January 2010 – December 2010	59,396	$5.62

Oil – Ratio Collar priced at West Texas Intermediate
Month	Call/Put	Volume - barrels	Price- $ per Barrel
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00
January 2010 – December 2010	Put	13,256	$53.00
January 2010 - December 2010	Call	9,147	$62.00

On 13 November 2009, the Company closed out these derivative contracts at a cost of $406,247.

On 13 November 2009, the Company entered into the following new hedges:

Oil – Ratio Collar priced at West Texas Intermediate
Date	Call/Put	Volume – barrels	Price – $ per Barrel
Dec 2009 – Dec 2011	Put	21,431	60.00
Dec 2009 – Dec 2011	Call	21,431	102.90

Natural Gas – Ratio Collar priced at Henry Hub
Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	125,149	4.75
Dec 2009 – Dec 2011	Call	125,149	6.15

Natural Gas – Ratio Collar priced at Colorado Interstate Gas
Date	Call/Put	Volume – mmbtu	Price – $ per MCF
Dec 2009 – Dec 2011	Put	440,884	4.25
Dec 2009 – Dec 2011	Call	440,884	5.80

These terms of these derivative arrangements are in line with Master International Swaps and Derivatives Agreement.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The fair value of these derivative instruments is recorded in the current year balance sheet as a current or non current asset depending on the maturity date of the swaps.  They have been valued by the Consolidated Entity with reference to the forward curve for the Colorado Interstate Gas price, Henry Hub Gas price or West Texas Intermediate for oil, for the relevant time period.  Any movement in its fair value is taken directly to the profit and loss.  At balance date the instruments were a net asset valued at $46,824 (2009: liability of $100,455) and the Company recorded a gain in relation to the fair value movement of these instruments of $147,279 (2009: gain $1,876,936).

NOTE 28.	CONTINGENCIES

There are no unrecorded contingent assets or liabilities in place for the Consolidated Entity at balance date (2009: Nil).

NOTE 29.	INTEREST IN JOINTLY CONTROLLED ASSETS

The Consolidated Entity has an interest in the following joint venture operations whose principal activities are oil and gas exploration and production.

Name		Percentage of Interest Held	Percentage of Interest Held
		% 2010	% 2009
Exploration
Baxter Shale	United States of America	10.0	10.0
Hawk Springs	United States of America	50.0	50.0
Gold Coast Unit CBM	United States of America	50.0	50.0
South Goose Lake	United States of America	25.0	25.0

Production
Big Hand	United States of America	4.0	4.0
Bird Canyon	United States of America	16.0	16.0
Deep Draw	United States of America	5.0	5.0
Hilight	United States of America	9.0	9.0
Jalmat	United States of America	60.0	60.0
Jayson Unit	United States of America	2.0	2.0
Jonah	United States of America	21.0	21.0
Kicken Draw	United States of America	15.0	15.0
LA Ward	United States of America	3.0	3.0
Look Out Wash	United States of America	17.0	17.0
Neta	United States of America	13.0	13.0
Pierce	United States of America	99.0	99.0
Powder River Basin	United States of America	18.0	18.0
San Simon	United States of America	27.0	27.0
Scribner	United States of America	28.0	28.0
Wagensen	United States of America	8.0	8.0
North Stockyard	United States of America	34.5	34.5
Sabretooth	United States of America	12.5	12.5

Oil and gas properties held as jointly controlled assets total $20,538,230 (2009: $20,494,972).

NOTE 30.	EVENTS SUBSEQUENT TO BALANCE DATE

Completion of Share Purchase Plan
On 30 June 2010, the Company closed its Share Purchase Plan, announced on 3 May 2010. Each shareholder was entitled to purchase up to 441,160 ordinary shares in the Company at a purchase price of A$ 3.4 cents per share.  Investors in the United States were entitled to purchase up to 22,058 American Depositary Shares (equivalent to 20 ordinary shares) at a purchase price of US$ 57.7 cents per ADS (including the ADS issuance fee of one US cent).  In association with this offer, the Company issued 205,189,880 ordinary shares to raise US$5,817,133 pre costs.  These shares were issued in July 2010.  The financial impact of the capital raising has been included in the 30 June 2010 financial report.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Niobrara formation, Goshen County, Wyoming
In June 2010, the Company agreed to sell a portion of its acreage in Goshen County, Wyoming to Chesapeake Energy Corporation for $3,275 per acre.   This sale was completed in September 2010 with Samson receiving net proceeds of $69,991,105.   The financial impact of this sale has not been included in the financial results of the year ended 30 June 2010 as the conditions precedent to the sale were not meet until after year end.  The carrying value of these assets at 30 June 2010 was nil (2009: nil)

Drilling activities
Gary #1-24H
In May 2010, the Company drilled its third Bakken well, the Gary #1-24H.  This well was successfully fracced in September 2010 and has commenced production.

Rodney #1-14H
In July 2010, the Company successfully drilled it’s forth Bakken well, the Rodney #1-14H.  This well is awaiting fracture stimulation.

Earl #1-13H
This well commenced drilling on 29 September 2010 and is expected to take 17 days to drill.

The Directors are not aware of any matters or circumstances not otherwise dealt with in this report that have significantly or may significantly affect the operations of the Consolidated Entity, the results of those operations or the state of affairs of the Consolidated Entity in the subsequent financial years.

NOTE 31.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Consolidated Entity’s principal financial assets and financial liabilities comprise receivables, payables, borrowings, investments held for trading, cash and derivatives.

The Consolidated Entity manages its exposure to key financial risk in accordance with the Board’s financial risk management strategy.  The objective of the strategy is to support the delivery of the Consolidated Entity’s financial targets whilst protecting future financial security.

The Consolidated Entity enters into derivative transactions, principally oil and gas price fixed forward swaps, to manage the price risk arising from the Consolidated Entity’s operations.  These derivatives do not qualify for hedge accounting.

The main risks arising from the Consolidated Entity’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk and liquidity risk.  The Consolidated Entity uses different method to measure and manage the different types of risks to which it is exposed.  These include monitoring levels of exposure to foreign currency and price risk and assessments of market forecasts for foreign exchange and commodity prices.  Ageing analysis and monitoring of specific debtors are undertaken to manage credit risk and liquidity risk is monitored through the development of future rolling cash flow forecasts.

Primary responsibility for identification and control of financial risks rests with the executive management group, specifically the Chief Executive Officer and Chief Financial Officer, under the authority of the Board.  The Board reviews and approves policies and strategies for managing each of the risks identified below.

Risk Exposures and Responses

Capital Management
When managing capital, management’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Consolidated Entity funds its activities through capital raisings and debt funding, where appropriate. The Consolidated Entity is not subject to any externally imposed capital requirements.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Consolidated Entity
	2010 $	2009 $
Debt facility	11,283,999	16,846,207
Less cash and cash equivalents	(5,885,735)	(1,522,632)
Net debt	5,398,264	15,323,575
Total equity	18,798,668	4,613,116

Total capital	24,196,932	19,936,691

Gearing Ratio	22.31%	76.86%

Interest rate risk
The Consolidated Entity continually reviews its interest rate exposure.  Consideration is given to potential restructuring of its existing positions and alternative financing.

The Consolidated Entity has no interest rate risk in relation to its financial liabilities, as its long term borrowings have a fixed interest rate.  The terms and conditions of its borrowings are detailed in Note 16. The Consolidated Entity’s fixed rate borrowings are carried at amortised cost.  They are therefore not subject to interest rate risk as defined in AASB 7.

The Consolidated Entity’s cash assets are exposed to minimal interest rate risk.  The Consolidated Entity’s cash accounts are primarily held in low or no interest rate accounts.  Interest revenue is not a significant income item for the Consolidated Entity and the Consolidated Entity does not rely on the cash generated from interest income.

	Consolidated Entity
	2010 $	2009 $
Cash exposed to Australian interest rates	4,928,728	82,746
Cash exposed to United States of America interest rates	957,007	1,439,886
	5,885,735	1,522,632

The average floating interest rate for the Consolidated Entity in the United States was   0.5% per annum (2009: 0.65%)

The average floating interest rate for the Consolidated Entity in Australia was 1.0% per annum (2009: 0.1%)

The Consolidated Entity does not have any cash exposed to fixed interest rates.

At 30 June 2010 if interest rates had moved, as illustrated in the table below (estimated from historical movements), with all other variables held constant, the impact would be:

	Post Tax Result Higher/(Lower)		Other Equity Higher/(Lower)
	2010 $	2009 $	2010 $	2009 $
Cash exposed to AUS interest rates
+ 0.25% (25 basis points)	5,430	207	-	-
- 0.5% (50 basis points)	(10,857)	(414)	-	-

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Post Tax Result Higher/(Lower)		Other Equity Higher/(Lower)
	2010 $	2009 $	2010 $	2009 $
Cash exposed to US interest rates
+ 0.15% (15 basis points)	1,797	2,160	-	-
- 0.25% (25 basis points)	(2,996)	(3,600)	-	-

Foreign Currency Risk
As a result of significant operations in the United States, the Consolidated Entity’s financial statements can be affected significantly by movements in the US$/A$ exchange rates.

The majority of the transactions (both revenue and expenses) of the United States subsidiary are denominated in US dollars.

The Consolidated Entity does not have any foreign currency cash flow hedges.

At balance date, the Consolidated Entity had the following exposure to A$ foreign currency that is not designated in cash flow hedges:

	Consolidated Entity
	2010 $	2009 $
Financial Assets
Cash and cash equivalents	4,928,728	82,746
Trade and other receivables	1,226,113	53,524
Investments held for trading	40,165	57,186

Financial Liabilities
Trade and other payables	1,360,706	94,591

Net Exposure	4,834,300	98,865

At 30 June 2010 if foreign exchange rates had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
A$:US$ +5%	-	-	243,220	3,301
A$:US$ -5%	-	-	(243,220)	(3,269)

Consolidated Entity
The impact of the foreign exchange on the Consolidated Entity relates to the value of assets, net of liabilities that are held in the Consolidated Entity which are held in the Parent Entity, which has a functional currency of Australian Dollars.

For the Consolidated Entity, the change in foreign exchange rate does not have any impact on the profit and loss of the entity as the impact of the foreign exchange movements is recorded in the foreign exchange reserve.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Price risk
Price risk arises from the Consolidated Entity’s exposure to oil and gas prices. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond the control of the Consolidated Entity.  Sustained weakness in oil and natural gas prices may adversely affect the Consolidated Entity’s financial condition.

The Consolidated Entity manages this risk by continually monitoring the oil and gas price and the external factors that may effect it.  The Board reviews the risk profile associated with commodity price risk periodically to ensure that it is appropriately managing this risk.  Derivatives are used to manage this risk where appropriate.  The Board must approve any derivative contracts that are entered into by the Company.

The Consolidated Entity has entered into fixed forward swap contracts with Macquarie Bank Limited covering both the oil and gas production of the Consolidated Entity.

Whilst a decrease in the price of commodities will have a negative impact on the sales income from natural gas and oil, this will be partially offset by an increase in the gain from fixed forward swaps.  The movement in the fair market value of outstanding fixed forward swaps would also decrease if gas prices were to decrease.

Conversely if oil and gas prices were to rise, sales income from natural gas and oil would increase, however this would be partially offset by a decrease in the gain from fixed forward swaps.  Similarly the movement in the fair value of outstanding fixed forward swaps is likely to increase.

At 30 June 2010 if the price of natural gas and oil, as determined by the price at Colorado Interstate Gas price point and at Nymex, had moved, as illustrated in the table below (estimated from historical movements), with all other variable held constant, the impact would be:

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
Gas price + 10%	273,322	(166,562)	-	-
Gas price – 20%	(546,645)	347,830	-	-

	Post tax result Higher/(lower)		Other Equity Higher/(lower)
	2010 $	2009 $	2010 $	2009 $
Consolidated
Oil price + 10%	(207,338	(71,098)	-	-
Oil price – 20%	(414,676)	204,014	-	-

Credit Risk
The Consolidated Entity manages its credit risk through constantly monitoring its credit exposure, to ensure it is acceptable.

Credit risk arises from the financial assets of the Consolidated Entity, which comprise cash and cash equivalents, trade and other receivables, and financial assets at fair value through profit and loss.  The Consolidated Entity’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.  Exposure at balance date is addressed in each applicable note.

The Consolidated Entity does not hold any credit derivatives to offset its credit exposure.

The Consolidated Entity trades only with recognised, creditworthy third parties, and as such collateral is not requested nor is it the Consolidated Entity’s policy to securitise its trade and other receivables.

The Consolidated Entity holds its cash with large well respected banks, with no history of default and therefore its credit exposure to cash is minimal.

Receivables balances are monitored on an ongoing basis with the result that the Consolidated Entity’s exposure to bad debts is not significant.

Whilst a small number of debtors account for a large percentage of the Consolidated Entity’s receivable balance, the Board does not consider this a significant risk to the Consolidated Entity as the debtors are all creditworthy with no history of default.   As at the date of this report, the Consolidated Entity does not have any receivables which are past their due date and the Consolidated Entity has not recorded any impairment in relation to its receivables.

Liquidity Risk
The Consolidated Entity’s objective is to fund future development through cash flow from operations, equity and debt, where appropriate.  It is the Consolidated Entity’s policy to review the cash flow forecasts regularly to ensure that the Consolidated Entity can meet its obligations when they fall due.

The table below reflects all contractual repayments and interest resulting from recognised financial liabilities, including derivative instruments as of 30 June 2010.  For derivative financial instruments the market value is presented, whereas for the other obligations the undiscounted cash flows for the respective upcoming fiscal years are presented.  Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2010.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

The remaining contractual maturities of the Consolidated Entity’s financial liabilities are:

	Consolidated Entity
	2010 $	2009 $
6 months or less	3,814,778	17,651,109
6-12 months	10,412,248	179,034
1-5 years	-	254,635
	14,227,026	18,084,778

The Consolidated Entity monitors rolling forecasts of liquidity reserve on the basis of expected cash flow.

At balance date, the Consolidated Entity does not have any unused credit facility (2009: $nil).

Fair Value
The methods for estimating fair value and the fair value of the financial assets and liabilities are outlined in the relevant notes to the financial statements.

Set out below is a comparison by category of carrying amounts and fair values of the Consolidated Entity’s financial instruments recognised in the financial statements.

Market values have been used to determine the fair value of listed held-for-trading investments.

The fair values of borrowings have been calculated by discounting the expected future cash flows at prevailing market interest rates.

The carrying amount of trade receivables and payables approximates their fair value.

	Carrying Amount		Fair Value
Consolidated	2010 $	2009 $	2010 $	2009 $
Financial Assets
Cash	5,885,735	1,522,632	5,885,735	1,522,632
Trade and other receivables	4,959,392	471,974	5,015,853	471,974
Assets held for trading	40,165	57,186	40,165	57,186
Restricted funds	178,291	145,738	178,291	145,738
Derivatives	46,824	154,180	46,824	154,180

Financial Liabilities
Trade and other payables	2,318,778	591,109	2,295,101	128,797
Derivatives	-	254,635	-	254,635
Debt facility	11,283,999	16,846,207	11,283,999	16,846,207

NOTE 32.	SHARE BASED PAYMENT PLANS

Whilst the Company does not have a formal employee share option plan in place, options are granted from time to time to better align employees’ interests with that of the Company.

All references to inputs in this note are in Australian Dollars as they refer to Australian listed securities.

During the year ended 30 June 2010, the following share based payments were made:

Shares issued to employees and directors
On 3 December 2009, in conjunction with the reduction in salaries accepted by all employees and directors of the Company, the Company issued 3,489,603 shares to employees and directors.  These shares were valued at the volume weighted average share price across the ASX and NYSE Amex for the period being compensated for being 1 May 2009 to 30 September 2009, being US$ 2.8 cents per share.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

Options issued to Directors
On 18 November 2009, 1,000,000 options were issued to two directors.  These options have an expiry date of 30 November 2013 and an exercise price of 20 cents per share. These options have been valued at 0.6 cents per option, using the Binomial pricing model, which takes into account the following variables:

Share price at grant date (cents)	2.00
Exercise price (cents)	20.00
Time to expiry (years)	5
Risk free rate (%)	6.5
Share price volatility (%)	100	*

*The volatility is estimated from historical movement in the share price compared to the market.

The value of these options has been expensed in the current period.

No share based payments were made during the year ended 30 June 2009.

At year end there were 12,699,600 (2009: 21,916,288) options outstanding that had been granted to employees, directors and other service providers. The weighted average exercise price was 31 cents (2009: 33 cents) per option.

No options were forfeited or cancelled during the current or prior year.  10,216,688 expired unexercised on 31 December 2009.

The weighted average remaining contractual life for the share options outstanding as at 30 June 2010 is between 1 and 3 years (2009: between 2 and 4 years).

The range of exercise prices for options outstanding at the end of the year was 20 – 45 cents. (2009: 25 – 45 cents).

The weighted average fair value of options granted during the year was 0.6 per option (2009: nil).

NOTE 33.	PARENT ENTITY FINANCIAL INFORMATION

(a)	Summary financial information
The individual financial statements for the parent entity show the following aggregate amounts:

	2010 $	2009 $
Balance Sheet
Current assets	6,195,006	167,845
Total assets	22,375,612	4,741,913

Current liabilities	1,360,707	128,797
Total liabilities	1,360,707	128,797

Net assets	21,014,905	4,613,116

Shareholders’ equity
Issued capital	75,714,263	55,985,941
Reserves
Share based payments reserve	2,419,430	2,399,702
Foreign currency translation reserve	2,596	1,415,530
Retained earnings	(57,121,385)	(55,188,057)
Net shareholders’ equity	21,014,905	4,613,116

Loss for the year	(3,168,233)	(26,921,623)
Total comprehensive income	1,755,299	23,160,133

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

NOTES TO THE FINANCIAL STATEMENTS
for 30 June 2010

(b)	Guarantees entered into by the parent entity.
Samson Oil & Limited has guaranteed the bank debt of its subsidiary, Samson Oil & Gas USA, Inc.  As at 30 June 2010, the outstanding face value of the debt was $11,386,248 (2009: $17,060,000). No liability has been recognised in regard to this guarantee by the parent entity, the as the fair value of the guarantee is immaterial.

(c)	Contingent liabilities of the parent entity
The parent entity did not have any contingent liabilities at 30 June 2010 or 30 June 2009.  For information about guarantees given by the parent, please see above.

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

DIRECTORS’DECLARATION
for the year ended 30 June 2010

DIRECTORS’ DECLARATION

In accordance with a resolution of the directors of Samson Oil & Gas Limited, I state that:

In the opinion of the directors:

(a)	the financial statements and notes set out on pages 26 to 77 are in accordance with the Corporations Act 2001, including :

(i)	giving a true and fair view of the Consolidated Entity’s financial position as at 30 June 2010 and of its performance for the financial year ended on that date; and

(ii)	complying with Accounting Standards, Corporations Regulations 2001 and other mandatory reporting requirements

(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 2(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

On behalf of the Board

Terence M. Barr
Director

Denver, Colorado
30 September 2010

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

INDEPENDENT AUDIT REPORT
for the year ended 30 June 2010

INDEPENDENT AUDIT REPORT

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

QV1
250 St Georges Terrace
PERTH WA 6000
GPO Box D198
PERTH WA 6840
DX 77 Perth
Australia
Telephone +61 8 9238 3000
Facsimile +61 8 9238 3999

Report on the financial report

We have audited the accompanying financial report of Samson Oil and Gas Limited (the company), which comprises the balance sheet as at 30 June 2010, and the statement of comprehensive income, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration for the Samson Oil and Gas Group (the consolidated entity). The consolidated entity comprises Samson Oil and Gas Limited and the entity it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Liability limited by a scheme approved under Professional Standards Legislation

Samson Oil & Gas Limited	Financial Statements – 30 June 2010

INDEPENDENT AUDIT REPORT
for the year ended 30 June 2010

PRICEWATERHOUSECOOPERS

Independent auditor's report to the members of Samson Oil and Gas Limited (continued)

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*.

Auditor's opinion

In our opinion:

  (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*; and

(b) the financial report also complies with International Financial Reporting Standards as disclosed in Note 2(a).

Report on the Remuneration Report

We have audited the remuneration report included in pages 8 to 15 of the directors' report for the year ended 30 June 2010. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's opinion

In our opinion, the remuneration report of Samson Oil and Gas Limited for the year ended 30 June 2010 complies with section 300A of the *Corporations Act 2001*.

PricewaterhouseCoopers

Pierre Dreyer
Partner

Perth
30 September 2010

Samson Oil & Gas Limited	Financial Statements – 30 June 2010